Exhibit 99.1

Ecopetrol Group Announces Its Results for the Fourth Quarter of
2015 and the Year Ended December 31, 20151

•	Amid a challenging environment, the Corporate Group´s production reached 761 mboed, a 5 mboed increase compared with 2014.

•	Annual savings of COP$2.8 trillion help mitigate the impact of falling prices.

•	Refining Margin increased by 16% in 2015 vs 2014.

•	In line with the industry trend, the lower oil prices and impairments (accounting adjustment under IFRS) led to the recording of a net loss of COP$3.9 trillion pesos in 2015. Without impairments, the net income would have been COP$2.4 trillion pesos.

Bogota, March 6, 2016. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today Ecopetrol Group’s financial results for the fourth quarter and full year 2015, prepared and filed in Colombian pesos (COP$) and under International Financial Reporting Standards (IFRS) applicable in Colombia.

Table 1: Summary of the Group’s Consolidated Financial Results

A	B	C	D	E	F	G	H	I	J
(COP$ Billion)	4Q 2015	4Q 2014	∆ ($)	∆ (%)	3Q 2015	2015	2014	∆ ($)	∆ (%)
Total sales	12,777	14,255	(1,478)	(10.4)%	13,003	52,091	65,972	(13,881)	(21.0)%
Operating profit	(7,301)	(1,171)	(6,130)	523.5%	2,850	1,456	14,449	(12,993)	(89.9)%
Net Income Consolidated	(6,021)	(2,360)	(3,661)	155.1%	887	(3,083)	6,349	(9,432)	(148.6)%
Non-controlling interest	(287)	(131)	(156)	119.1%	(233)	(905)	(623)	(282)	45.3%
Equity holders of Ecopetrol*	(6,308)	(2,491)	(3,817)	153.2%	654	(3,988)	5,726	(9,714)	(169.6)%
Other comprenhensive income attributable to shareholders of Ecopetrol*	1,456	3,412	(1,956)	(57.3)%	2,203	4,791	4,332	459	10.6%
EBITDA	3,083	3,268	(185)	(5.7)%	4,698	18,087	24,509	(6,422)	(26.2)%
EBITDA Margin	24.1%	22.9%			36.1%	34.7%	37.2%

* According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

1 The Corporate Group adopted IFRS since January 1, 2015, with transition date on January 1, 2014. Hence, the first audited consolidated financial statements under IFRS are hereby presented.

As indicated in paragraphs 9 and 18 of International Accounting Standard 27 “Consolidated and Separated Financial Statements,” Ecopetrol and its corporate group must present their financial information on a consolidated basis, combining the financial statements of the parent company and its subsidiaries line by line, adding assets, liabilities, shareholder equity, revenues and expenses of a similar nature, removing the reciprocal items between the corporate group and recognizing the non-controlling interest.

The financial results in this report are not comparable line by line with the previously issued financial results in the report for the fourth quarter of 2014, which were prepared in accordance with the Public Accounting Regime (Régimen de Contabilidad Pública) as adopted by the Colombian National Accounting Office. For the sake of comparison, the previously issued financial results for the fourth quarter and full year 2014 are presented in this report under IFRS.

Some figures in this release are presented in U.S. dollars (US$) as indicated. The exhibits in the main body of this report have been rounded to one decimal. Figures expressed in billions of COP$ are equal to COP$1 thousand million. All financial information in this report is unaudited.

In the opinion of Ecopetrol’s CEO Juan Carlos Echeverry G.:

“2015 was one of the most challenging years for the oil industry. As many other oil and gas companies, Ecopetrol undertook profound adjustments on its operations to be more efficient and face lower crude prices. The Company intensified the interaction between operational and financial excellence to generate and protect its cash flow, secure its sustainability and, when price environment permits, be prepared to grow. In addition to prices other challenges were added: attacks on oil infrastructure, El Niño phenomenon, the closing of Venezuelan border, the completion of key Midstream and Downstream projects and the devaluation of the exchange rate.

In the midst of this defying environment, the Company maintained a solid operational performance while advancing the transformation of all of its business lines to increase its structural efficiency. It reduced operational costs without affecting reliability and safety of its operations, and strengthened an organizational culture based on integrity, cooperation and creativity. This change process has been led by a new management team that has leveraged Ecopetrol’s strengths to introduce new and more efficient ways to conduct operations throughout its entire value chain.

As of the second half of 2015, Ecopetrol began to adjust its investment plan without sacrificing production and progress in important projects; to increase its efficiency levels and reduce costs and expenses; and established a savings target of COP$1.6 trillion for the year.

As of December 31, 2015, Ecopetrol’s savings totaled COP$2.2 trillion, above the initially defined target. This achievement was possible thanks to renegotiation strategies in contracts (COP$0.98 trillion) and supply (COP$0.50 trillion), and higher operational efficiencies (COP$0.72 trillion). In addition, affiliates and subsidiaries contributed with COP$0.6 trillion, for overall total savings within the Group of COP$2.8 trillion. The company is working towards making these savings structural and supportive in securing its sustainability and competitiveness in the long term.

The higher efficiency achieved in 2015 enabled Ecopetrol to partially offset the impact of lower crude prices on the balance of proven reserves, which was 1,849 billion of oil equivalent barrels, 11% lower as compared to 2014. The 45% drop in prices used in reserves valuation led to an estimated reduction of 404 million of barrels of oil equivalent, which was offset by lower costs and higher efficiencies, which added approximately 275 million barrels of oil equivalent.

At the operational level, the company presented solid results, starting with the best historic industrial safety performance, measured by the Recordable Incident Frequency Rate and the Accident Frequency Index, which were 0.96 and 0.49, respectively. This is the result of a permanent and systematic effort to achieve industry standards and a strong indication of Ecopetrol’s commitment for people´s well-being.

In 2015, the Group slightly surpassed the 760 thousand barrels per day production goal, despite the low price environment, operational challenges and public order disruptions. As compared to 2014, production grew by 5 thousand barrels per day, mainly driven by the production increase at the Castilla (+17.4%) and Chichimene (+38.9%) fields, due to the entrance of new wells into production.

With regards to recovery factor increase, during 2015 eight pilot projects were initiated in water injection, solvent injection and improved water injection technologies, achieving the established goal. It´s important to highlight the implementation of water injection pilot projects in fields with heavy crude, such as Castilla and Chichimene, with positive results in the intervened areas. Additional cumulative production represents a 1.2% increase in the recovery factor in the pilot area of Chichimene and 0.15% in the pilot area of Castilla.

2

The improvement in the recovery factor, mainly through infill drilling, will continue to be the main source of reserves growth in producing fields in coming years. Hence, it is necessary to increase well drilling efficiency, as has been done among different fields. For example, between 2014 and 2015, in Castilla, the average drilling days per well went from 34 to 26 and in Chichimene from 36 to 26.

In exploration, the discovery in May of the Kronos well in the Caribbean offshore area is considered one of the 20 largest discoveries worldwide in 2015. The exploratory campaign also included the drilling of the Calasú well (geological success) in the Caribbean Sea, and three additional wells: Muérgana Sur (sealed and abandoned), located at Llanos Orientales, Bullerengue (geological success), in the Lower Magdalena Valley, and Sea Eagle (dry well) in the US Gulf of Mexico.

By the end of 2015, the Leon 2 appraisal well was being drilled in the Gulf of Mexico deep waters, operated by Repsol, who has a 60% share, and Ecopetrol America Inc., with 40%. The well reached its final depth on February 2, 2016, and is currently under assessment.

As compared to 2014, during 2015 a growth of 2% in the transported volume was evidenced, mainly due to higher availability over the course of the year of the Caño Limón – Coveñas and Transandino systems, caused by a lower number of oil infrastructure attacks, which went from 130 in 2014 to 80 in 2015.

Tests to verify the performance of transportation systems with higher viscosity crudes through Oleoducto de los Llanos, Oleoducto de Colombia and Ocensa were successful, opening the possibility to decrease diluent consumption in 2016. This is a key aspect in increasing heavy oil production profitability, which today represents 57% of the Group’s total production. The tolerance increase in transportation systems from 220 centi stocks (CST) to 300 CST of viscosity allowed a decrease of US$0.75/Bl in dilution cost. The 2016 goal is to transport at 400 CST.

For refining, the major achievement was the startup of the Crude Unit at the Cartagena Refinery, which led the sequential entry of the plants comprising the new refinery. On February 24 the Delayed Coking Unit started its operations, which allows reaching a 97% conversion factor. By the end of February two more plants started up: the Catalytic Cracking Unit, that takes diesel fuels from the Crude Unit and produces selectively streams of higher value, and the Naphtha Hydrotreater Unit which main function is to remove sulphur from gasolines to deliver clean fuels, with less than 50 parts per million of sulphur.

Ecopetrol expects to have all the plants in operation during the second quarter of 2016, and stabilize gradually the refinery to take it to full capacity by the third quarter of the year. It´s worth highlighting that the refinery made its first fuel export in November 2015 with destination to the United States and the Caribbean, with a total of 200 thousand barrels of virgin naphtha and 50 thousand barrels of JET A1 aviation fuel.

Other important result was achieved at the Barrancabermeja Refinery, which reported a gross margin of US$16.8/Bl in 2015, as compared to US$14.6/Bl in 2014, due to a higher performance of medium distillates, the implementation of initiatives to enhance the value of LPG and residual streams, and price behavior of refined products.

2015 also included the consolidation of a new management team, with the renewal of half of the positions with top qualified and expert personnel on their knowledge fields, with distinguished experience in the oil and gas industry. Leadership style, in line with cultural transformation, is based on knowledge, trust, communication, and teamwork. In 2016, the company will deepen its work with mid-level management and will aim for the development of future leaders with high potential, who are prepared to assume the challenges of Ecopetrol.

3

The Company ended the year with a loss of COP$3.9 trillion, mainly due to accounting effects on the presentation of the financial statements caused by IFRS implementation. Excluding the impairment effect, the Company would have reported a net income of COP$2.4 trillion. This accounting effect, as well as the exchange rate difference, constitute an impact on the expenses account that affects the financial outcome, but that does not imply a cash outflow. Impairment expenses can be reverted once market conditions turn more favorable, except in the case of goodwill impairments. Nonetheless, despite the adverse price environment and strong impact on results, the Company kept its EBITDA margin at 35%, close to last year´s level, and continued having in its internal cash flow generation, the main source to fund its operations.

Savings aren´t the foundation for the future. Investment quality is the other key factor. We are currently strengthening the exploration and production portfolio, through an institutional change oriented to align incentives to identify the best prospectuses and place them under rigorous scrutiny and competition. A targeted and effective investment, and at lower costs, should redound in higher future reserves.

2016 is a transition year for the businesses of the Group. We will end relevant investments in refining and transport segments. In these segments we have enough installed capacity for the Company´s mid-term growth. Finalizing the meaningful investments in refinery and transport means, that from 2017 onwards, close to US$1 billion of annual investments will be freed and 90% of total investment capacity will be allocated to exploration and production, while in the past 5 years we have dedicated only near 60%.

Breakeven prices have decreased and technical risk has been mitigated. As a result, the recognition of additional projects should improve the Company´s growth potential.

Finally, 2016 will be a financial excellency year focused on cash generation and preservation. The divestment process, which was analyzed and structured during 2015, will be dynamic. These will strengthen the focus on financial sustainability and will pursue protecting the company´s credit rating by keeping adequate indebtedness levels.

The 2016 investment plan for US$4.8 billion implies a decrease of 26% as compared to the execution in 2015. This reinforces capital expenditure discipline and focus on profitable investments, as well as the opportunity to achieve higher efficiencies without affecting Ecopetrol´s operation. We will manage the CAPEX depending on the crude oil price, just like a stream whose flow is regulated by locks.

The company will continue promoting its 2016-2017 assets divestment program to obtain resources between US$400 and US$900 million, out of a potential pool of assets of US$1.4 billion. Within this phase, the company will pursue the divestment of non-strategic assets and stock holdings, such as Propilco, EEB, ISA and some others under current analysis.

It is a priority for Ecopetrol to maintain its investment grade rating, as well as access to capital markets. Adjustments made in 2016 imply financing needs between US$1.5 and US$1.9 billion, out of which US$475 million were already obtained through loans from local and international banks. The confidence in the Company and the appetite for Ecopetrol´ s credit has been ratified. This estimation does not include resources resulting from the divestment program, which in case of positive results, would strengthen the company´s cash flow.

4

With regards to Reficar and the concerns expressed by the different control entities, it is important to note that all investigations are still at a preliminary stage. The Office of the General Comptroller initiated a review of Reficar in 2015, which was completed and disclosed in 2016. This report does not point to any conclusive findings on Reficar's finances. However, it has led to the commencement of specific investigations into the EPC contract for the project. Meanwhile, the Prosecutor’s Office currently has two investigations underway: one which began in 2012 involving members of the board of directors of Reficar on such date and a more recent one, regarding delays in the completion of the project, into current and former officers of Ecopetrol as well as current and former members of the board of directors of Ecopetrol, including me. Meanwhile, the General Attorney's Office, in early February, began collecting and reviewing information about Reficar.

All the investigations are still at preliminary stages and I want to emphasize that Ecopetrol and Reficar are giving due importance to these processes through exhaustive cooperation with the control entities.  Finally, I would like to highlight that, to date, none of the investigations allege any violations to the Code of Ethics nor do they affect the integrity of Ecopetrol's businesses.

Ecopetrol has rapidly and decisively responded to the challenges imposed by the price environment, with an internal deep transformation and management based on financial discipline, the search for increasing efficiencies, and improving quality and active rotation of its portfolio. The Company will continue seeking alternatives to confront the current scenario and prepare the exploration and production portfolio to take advantage of a future rise in oil prices. In addition, the Company will pursue value generation for its shareholders, prioritizing sustainability and long-term financial stability.”

5

Ecopetrol Group Announces Its Results for

the Fourth Quarter and Full Year 2015

Table of Contents

I.	Consolidated Financial Results	7

a.	Sales Volume	7

b.	Crude, Refined Products, and Gas Prices	9

c.	Financial Results	10

d.	Balance Sheet	12

e.	Impairment of Long Term Assets	14

f.	Cash flow hedge for future Company exports	15

g.	Credit Rating	15

h.	Results by Business Segment	16

i.	Results of Cost and Expense Reduction Initiatives	19

II.	Operating Results	21

a.	Investments	21

b.	Exploration	21

c.	Reserves	23

d.	Production	24

e.	Transport	27

f.	Refining	30

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)	32

a.	Organizational Consolidation	32

b.	Corporate Social Responsibility	33

IV.	Presentation of Fourth Quarter and Full Year 2015 Results	34

V.	Ecopetrol´s Group Exhibits	35

VI.	Exhibits of Subsidiary Results and Shareholder Interest	41

VII.	Corporate Group´s Financial Indebtedness	48

6

I.	Consolidated Financial Results

a.	Sales Volume

The following table summarizes sales volume for the periods indicated:

Table 2: Sales Volume

Ecopetrol S.A. (consolidated)

Sales volume

A	B	C	D	E	F	G
Local Sales Volume (mboed)	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Crude Oil	16.8	20.6	(18.4)%	13.4	22.5	(40.4)%
Natural Gas	89.2	85.7	4.1%	84.5	82.8	2.1%
Gasoline	109.9	90.5	21.4%	98.0	85.8	14.2%
Medium Distillates	162.3	148.4	9.4%	148.6	143.4	3.6%
LPG and Propane	16.4	14.7	11.6%	16.2	14.8	9.5%
Fuel Oil	4.5	2.8	60.7%	5.0	2.7	85.2%
Industrial and Petrochemical	23.4	20.4	14.7%	21.6	20.2	6.9%
Total Local Sales	422.5	383.1	10.3%	387.3	372.2	4.1%

Export Sales Volume (mboed)	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Crude Oil	505.5	543.7	(7.0)%	537.3	532.1	1.0%
Products	95.4	68.5	39.3%	73.3	82.2	(10.8)%
Natural Gas	0.6	17.4	(96.6)%	8.0	18.4	(56.5)%
Total Export Sales	601.5	629.6	(4.5)%	618.6	632.7	(2.2)%

Total Sales Volume	1,024.0	1,012.7	1.1%	1,005.9	1,004.9	0.1%

a.1) Colombian Market (41% of total sales in the fourth quarter of 2015):

Local sales increased during the fourth quarter of 2015 compared to the fourth quarter of 2014, owing primarily to:

•	Increased gasoline sales, resulting from: 1) increased demand in areas along the Venezuelan border due to Venezuela’s decision to temporarily close its border with Colombia and 2) increase of gasoline powered vehicles (preference over diesel given price parity).

•	Increased medium distillates sales resulting from: 1) increased demand for diesel as a result of an increase in the energy generation requirements of thermal companies due to warmer weather caused by the El Niño climate phenomenon, 2) increased demand in areas along the Venezuelan border due to Venezuela’s decision to temporarily close its border with Colombia, and 3) increased demand of jet caused by an increase in aerial operations.

•	Increased natural gas sales resulting from a greater thermal generation attributable to warmer weather caused by the intensification of El Niño climate phenomenon.

•	Decreased local crude oil sales resulting from the evolution of the marine fuels business and the substitution of fuel oil for this segment.

a.2) International Market (59% of total sales in the fourth quarter of 2015):

Export volumes decreased 4.5% in the fourth quarter of 2015 as compared to the fourth quarter of 2014, mainly as a result of:

7

•	Lower crude exports due to decreased export capacity in transportation systems, especially in the southern part of the country.

•	Decreased natural gas exports due to the termination of the Venezuela sale contract, which expired in June 30, 2015.

•	Higher exports of refined products, especially diesel and fuel oil, as a result of Reficar’s crude unit start-up.

Export Markets:

Table 3: Export Markets

A	B	C	D	E	F	G	H	I	J
Export Destinations - Crudes (mbod)					Export Destinations - Products (mboed)
Destination	4Q 2015	4Q 2014	2015	2014	Destination	4Q 2015	4Q 2014	2015	2014
Asia	194.7	194.4	169.9	197.7	Asia	4.7	5.0	9.0	2.4
U.S. Gulf Coast	114.1	173.4	127.3	152.1	U.S. Gulf Coast	30.2	9.5	15.4	13.6
U.S. West Coast	30.1	32.0	45.1	31.3	U.S. West Coast	0.0	8.0	0.0	4.0
U.S. East Coast	12.3	5.4	22.6	5.4	U.S. East Coast	25.8	8.2	16.3	9.2
Europe	53.8	78.5	69.3	89.1	Europe	0.5	0.1	1.7	0.1
Central America / Caribbean	100.5	60.0	93.7	48.2	Central America / Caribbean	29.0	33.0	26.0	45.8
South America	0.0	0.0	5.2	5.7	South America	5.2	4.7	4.9	5.2
Other	0.0	0.0	4.2	2.6	Other	0.0	0.0	0.0	1.9
Total	505.5	543.7	537.3	532.1	Total	95.4	68.5	73.3	82.2

•	Crude oil: In order to obtain better sales margins for Ecopetrol’s crudes, Asia continues to be the main export location due to strengthening of Asian refinement margins, record crude imports by China, as well as larger purchases by certain clients for strategic storage purposes.

In the U.S., sales increased caused by high refining margins. The decline in volumes to the Gulf Coast is explained by maintenance at refineries and decreased purchase volume from clients in December 2015 in order to reduce inventories by year’s end.

In the Caribbean and Central America, sales increased due primarily to the fact that certain clients used these destinations for storage purposes before selling their crudes to other destinations.

The Ecopetrol Group’s crude export basket was referenced to the following indicators: Brent (74.5%), Maya (25.3%) and Other (0.2%); which shows a reduction to the Maya index and an increase in the Brent index, as compared to the fourth quarter of 2014 ( Brent: 66.6%, Maya: 29.8% and others 3.6%).

•	Refined Products: The increase in sales to the U.S. East Coast and the U.S. Gulf Coast is primarily because of the increased demand for fuel oil in those regions; this caused by an increase in the number of vessels that were required for exports of refined products in the United States, such as gasoline and medium distillates.

The Caribbean and Central America continue to be important destinations as a mid- point storage facility for future commercialization of products, by clients, in Asia and the U.S.

8

b.	Crude, Refined Products, and Gas Prices

The following table shows the average prices of Brent, Maya and West Texas Intermediate (WTI) crude.

Table 4: Price of Crude References

A	B	C	D	E	F	G
Prices of crude references (Average, US$/Bl)	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Brent	44.7	77.0	(42.0)%	53.6	99.3	(46.0)%
MAYA	31.0	67.2	(53.9)%	40.9	85.6	(52.2)%
WTI	42.2	73.1	(42.3)%	48.8	92.9	(47.5)%

The following table shows the average sales price of the crude oil basket, refined products basket and natural gas basket.

Table 5: Average Sales Price

A	B	C	D	E	F	G	H	I
Average Sales Price (US$/Bl)	4Q 2015	4Q 2014	∆ (%)	Sales Volume (mboed) 4Q 2015	2015	2014	∆ (%)	Sales Volume (mboed) 2015
Crude oil basket	34.2	64.6	(47.1)%	522.3	43.9	87.3	(49.8)%	550.7
Products basket	50.8	87.2	(41.8)%	412.0	62.3	107.1	(41.9)%	362.7
Natural gas basket	22.2	22.9	(2.8)%	89.8	22.1	23.9	(7.3)%	92.4

Crude:

The crude sales basket decreased by US$30.4 per barrel between the fourth quarter of 2015 and the same period of 2014, reflecting a drop in the benchmark indicators, primarily as a result of the continuous imbalance between supply and demand in the global crude market, maintenance at refineries in the U.S., Europe and Japan, and diminished growth projections for the leading global economies.

The differential between the crude oil basket and Brent crude oil prices decreased by US$2.0 per barrel (4Q 2015: -US$10.5 per barrel vs 4Q 2014: -US$12.5 per barrel), due to the diversification of export destinations, which enabled the company to achieve a greater valuation for crudes. In addition during the fourth quarter of 2014 Brent suffered a drastic decrease (-US$35.3/Bl), which affected the valuation of some shipments for markets such as Asia. Although in the fourth quarter of 2015 Brent also decreased (-US$9.6/Bl), this decline was comparatively lower than that of 2014; which translated into lower differences in the valuations of the shipments of 2015.

Refined Products:

During the fourth quarter of 2015, the refined products sales basket price decreased by US$36.4 per barrel as compared to the fourth quarter of 2014, due to the drop in international benchmark prices for gasoline, diesel and jet fuel, consistent with changes in Brent prices during the fourth quarter of 2015.

Natural Gas:

During the fourth quarter of 2015, natural gas prices decreased in comparison to the same period in 2014 attributable to the termination of the Company´s contract with Venezuela.

9

c.	Financial Results

Even under the difficult price scenario experienced due to the lower oil prices, in the fourth quarter of 2015 the Company recorded an operating income before impairment of COP$966 billion, only COP$162 billion lower when compared to the same period of 2014. The net income before impairment showed a positive result of COP$31 billion during the fourth quarter of 2015 when compared to a net loss of COP$751 billion during the same quarter of 2014.

The above was mainly the result of the optimization plans implemented by the company which were reflected in lower maintenance costs, contracted services, among others.

The table below shows a detailed analysis of the Income Statement results:

Table 6: Consolidated Income Statement

A	B	C	D	E	F	G	H	I	J
Consolidated Income Statement
COP$ Billion	4Q 2015	4Q 2014	∆ ($)	∆ (%)	3Q 2015	2015	2014	∆ ($)	∆ (%)
Local Sales	5,857	5,426	431	7.9%	5,653	21,632	23,978	(2,346)	(9.8)%
Export Sales	5,662	7,827	(2,165)	(27.7)%	6,152	26,024	38,216	(12,192)	(31.9)%
Sale of services	1,258	1,002	256	25.5%	1,198	4,435	3,778	657	17.4%
Total Sales	12,777	14,255	(1,478)	(10.4)%	13,003	52,091	65,972	(13,881)	(21.0)%
Variable Costs	7,157	7,844	(687)	(8.8)%	6,698	27,369	32,741	(5,372)	(16.4)%
Fixed Costs	2,799	2,842	(43)	(1.5)%	2,364	9,626	10,234	(608)	(5.9)%
Cost of Sales	9,956	10,686	(730)	(6.8)%	9,062	36,995	42,975	(5,980)	(13.9)%
Gross Profits	2,821	3,569	(748)	(21.0)%	3,941	15,096	22,997	(7,901)	(34.4)%
Operating Expenses	1,855	2,441	(586)	(24.0)%	1,086	5,356	6,243	(887)	(14.2)%
Impairment	8,267	2,299	5,968	259.6%	5	8,284	2,305	5,979	259.4%
Operating Income/Loss	(7,301)	(1,171)	(6,130)	523.5%	2,850	1,456	14,449	(12,993)	(89.9)%
Financial Income/Loss	(964)	(2,469)	1,505	(61.0)%	(692)	(3,967)	(3,510)	(457)	13.0%
Results from Subsidiaries	24	(21)	45	(214.3)%	(37)	35	179	(144)	(80.4)%
Provision for Income Tax	2,220	1,301	919	70.6%	(1,234)	(607)	(4,769)	4,162	(87.3)%
Net Income Consolidated	(6,021)	(2,360)	(3,661)	155.1%	887	(3,083)	6,349	(9,432)	(148.6)%
Non-controlling interests	(287)	(131)	(156)	119.1%	(233)	(905)	(623)	(282)	45.3%
Equity holders of Ecopetrol*	(6,308)	(2,491)	(3,817)	153.2%	654	(3,988)	5,726	(9,714)	(169.6)%
Other comprenhensive income attributable to shareholders of Ecopetrol*	1,456	3,412	(1,956)	(57.3)%	2,203	4,791	4,332	459	10.6%

Equity holders of Ecopetrol before impairment	31	(751)	782	(104)%	654	2,358	7,446	(5,088)	(68)%

EBITDA	3,083	3,268	(185)	(6)%	4,698	18,087	24,509	(6,422)	(26)%
EBITDA Margin	24.1%	22.9%			36.1%	34.7%	37.2%

* According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results, the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

Total Sales decreased by COP$1,478 billion, or 10.4%, during the fourth quarter of 2015 as compared to the same period of 2014, as a combined result of:

•	A US$28.3 per barrel reduction in the average price of our crude and refined products basket, resulting in a decrease of COP$5,808 billion.

•	Greater sales volumes (+11.4 mboed): +COP$511 billion, chiefly from the sale of refined products in the local market given the growth in demand, caused by the increase in the automotive fleet and supplying the border area with Venezuela.

•	A COP$83 billion decrease, caused mainly by the recognition of the exchange rate effect, associated to the crude exports, by the application of hedge accounting.

•	The effects of the devaluation of the Colombian peso against the U.S. dollar from an average of COP$2,173.65/US in the fourth quarter of 2014 to COP$3,058.97/US in the fourth quarter of 2015, resulting in a COP$3,902 billion increase in income.

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Cost of Sales decreased by 6.8% (-COP$730 billion) in the fourth quarter of 2015 as a result of:

•	Variable Costs: 8.8% (-COP$687 billion) decrease resulting from:

a) A COP$441 billion reduction in the purchase prices of crude, gas and refined products due to the net effect of:

o	Reduced average purchase price given international benchmark prices: -COP$2,774 billion.

o	An increase in volumes purchased (+44 mboed) of COP$920 billion, chiefly because of the combined effect of: 1) higher imports of refined products (gasoline and diesel) +36 mboed by COP$774 billion due to the rise in internal demand and provision of supply in border areas attributable to the closing of the border with Venezuela, 2) greater purchases of diluent in the amount of +COP$209 billion due to operational requirements, 3) imports of crude carried out by Reficar at the start-up of the refinery’s operations +COP$200 billion; offset by 4) lower purchases of crude by third parties (–COP$329 billion), taking into account effects on transport systems in the southern part of the country (OTA), owing to matters of a public order, and lower production in the country, and 5) other minor variations (+COP$66 billion).

o	Devaluation of the Colombian peso against the U.S. dollar: +COP$1,413 billion.

b)	Variation of inventories went down COP$221 billion, chiefly due to 1) the accumulation of inventories of refined products at Ecopetrol S.A. because of larger purchases of fuel and naphtha owing to operational requirements, and 2) at Reficar, due to the accumulation of inventories because of the start-up of the refinery’s operations.

c)	Other minor variable items: -COP$25 billion.

•	Fixed Costs: a 1.5% (-COP$43 billion) decrease as a result of:

a)	A COP$121 billion decline in maintenance and contracted services, mainly caused by: 1) cost optimizations achieved in carrying out the business transformation plan, 2) operating cost optimizations in partnership contracts in the Rubiales, Nare and Quifa fields, 3) lower costs in the Cravo Norte field, whose portion was lower in 2014, owing to the application of the high price clause, and 4) restructuring of services, quantities, and renegotiation of fees in field maintenance framework contracts.

b)	A COP$94 billion increase in depreciation, primarily from higher asset capitalizations of the transport segment and increased maintenance at the Barrancabermeja refinery.

c)	Other minor items: -COP$16 billion.

Attacks to infrastructure negatively impacted results during 2015 in the amount of COP$98 billion, including costs associated with repairs of the South (OTA and Caño Limon systems), dismantling of illicit connections, resumption of pipeline operations, and area decontamination.

Gross margin in the fourth quarter of 2015 was 22.1% compared to 25.0% for the same period last year.

Operating Expenses, which include exploratory expenses, decreased 24% (-COP$486 billion), mainly as a result of: 1) optimizations under the headings of commissions, fees, services and agreements and 2) decreased exploratory campaign carried out in 2015 despite recognition of the Calasú dry well and the bond for acquisition of the Caño Sur rights.

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Impairment Expenses of long term assets increased by 260% (+COP$5,968 billion) in: 1) fixed assets and oil and gas investments (+COP$4,809 billion) and 2) impairment of investments in companies, and goodwill (+COP$1,159 billion). (See long term asset impairment chapter).

The Net Financial (non-operating) result registered a smaller loss of +COPS$1.505 billion, as a net result of:

a)	Smaller loss due to exchange rate differences of +COP$1.690 billion despite the devaluation registered for this period, owing to the adoption by Ecopetrol S.A. of an accounting policy (Hedge Accounting) allowing for hedge of future exports, which allows to recognize the long term effect of the exchange rate differences of long-term debt valuation denominated in dollars in the equity. This accounting policy has an effect as of January 1st 2015, in accordance with what is established in Resolution 509 of 2015 of the General Accounting Office of the Nation. (See Hedge Accounting chapter).

b)	A COP$372 billion increase in financial expenditures from increased indebtedness.

c)	Smaller loss attributable to valuation of financial assets and liabilities of -COP$187 billion, primarily at Ocensa, which in 2014 registered a loss in the valuation of derivatives.

Affiliated company income increased by COP$45 billion in the fourth quarter of 2015, primarily due to a higher net income by Equión and Ecodiesel, partially offset by a loss of Savia.

As a result, the quarter’s Net Income attributable to Ecopetrol´s shareholders was a net loss of COP$6,308 billion, 153% higher than the net loss for the fourth quarter of 2014. Eliminating the impairment effect, the Net Income attributable to Ecopetrol´s shareholders would be COP$31 billion for the quarter and COP$2,358 billion for 2015.

EBITDA decreased by 5.7% to COP$3,083 billion in the fourth quarter of 2015 compared to COP$3,268 billion in the same period of 2014; however, the EBITDA Margin was 24.1% in the fourth quarter of 2015 as compared to 22.9% in the fourth quarter of 2014.

d.	Balance Sheet

Table 7: Balance Sheet

A	B	C	D	E
Consolidated Balance Sheet
(COP$ Billion)	December 31, 2015	December 31, 2014	∆ ($)	∆ (%)
Current Assets	20,113	20,641	(528)	(2.6)%
Non Current Assets	102,883	90,197	12,686	14.1%
Total Assets	122,996	110,838	12,158	11.0%
Current Liabilities	17,444	16,844	600	3.6%
Long Term Liabilities	60,320	44,461	15,859	35.7%
Total Liabilities	77,764	61,305	16,459	26.8%
Equity	45,232	49,533	(4,301)	(8.7)%
Non controlling interest	1,875	1,511	364	24.1%
Total Liabilities and Shareholders' Equity	122,996	110,838	12,158	11.0%

The main variations in the balance sheet during 2015 compared to 2014 can be explained by:

•	A COP$528 billion decrease in Current Assets, primarily in Ecopetrol S.A., due to the net effect of:

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o	A decline in cash and cash equivalents of COP$1,068 billion, mainly by: 1) lower cash flows derived from operational activities as a result of the oil and gas price scenario, 2) dividend payment to the Nation, 3) Capex investments and 4) financial and commercial obligations.

o	Reduction in commercial accounts receivable in the amount of COL$860 billion, chiefly due to the net effect of: 1) lower sales taking into account the drop in international crude prices, 2) lower accounts receivables from the stabilization fund of oil prices given that in the last quarter of 2015 resources were received as a result of the differential in fuel prices.

o	A decline in other assets of COP$784 billion, principally resulting from the Ecopetrol S.A. decline of COP$720 billion from redemption of securities with financial institutions, and lower advances in partnership contracts.

o	A COP$427 billion decrease in Assets Maintained for Sale mainly due to the sale of shares in Empresa de Energía de Bogotá.

o	A COP$2,483 billion increase in Current Tax Assets, owing to balances in favor of VAT declarations and income tax.

o	Inventory increase in the amount of COP$128 billion, principally at the Cartagena Refinery from accumulation of inventories caused by the startup of operations at the new refinery.

•	Non-Current Assets increased by COP$12,686 billion, mainly due to increases in:

o	Property, Plant and Equipment increased by COP$9,366 billion, due principally to: 1) investments in assets associated with companies in the refining and transport segments of +COP$8,549 billion, 2) exchange rate effect on affiliated companies with a functional currency that is different from the Colombian peso (+COP$7,429 billion), 3) capitalization of interest on credits associated with Capex investment of +COP$553 billion, offset by 4) depreciation and impairment for the year in the amount of -COP$7,067 billion and 5) lesser variations –COP$98 billion.

o	Deferred Income Tax increased by COP$3,870 billion, generated mainly by Ecopetrol S.A., taking into account the differences in the determination of the tax provision among fiscal and accounting items.

o	Natural resources decreased COP$77 billion, mainly because of the net effect of 1) impairment of oil company investments of –COP$2,865 billion, 2) amortization for the period of -COP$3,725 billion, 3) investments made during the year of +COP$6,857 billion and 4) other lesser variations of –COP$344 billion.

o	Other minor variations of -COP$473 billion.

•	Current Liabilities increased COP$600 billion in comparison to December of 2014, mainly because of: 1) an increase in short-term financial obligations mainly due to the exchange rate effect and the increase of indebtedness of +COP$1,056 billion, 2) an increase in the income tax allowance for transport companies, given the higher results for their operations of +COP$907 billion, 3) a reduction in accounts payable due to fulfillment of commercial obligations and fewer purchases during the period of –COP$1,042 billion, 4) a decline in provisions and contingencies chiefly due to the recovery from the Garcero lawsuits, and self-generation of energy in the amount of –COP$189 billion and 5) lesser variations of –COP$132 billion.

•	Long-term Liabilities increased by COP$15,859 billion, due mainly to the increase in indebtedness and the effects of exchange rate valuation of debts in foreign currencies. Total Ecopetrol Group amounts to COP$53,223 billion, out of which 87% is denominated in dollars and 13% in Colombian pesos. During 2015 the dollar denominated debt increased by US$3,425 million given the borrowing of an international loan for US$1,925 million and an international bond issuance for US$1,500 million in February and June 2015, respectively. Of the total debt in foreign currency, US$5,376 million is the hedge financial instrument for future exports.

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•	Shareholders’ Equity was COP$45,232 billion, out of which COP$43,357 billion are attributable to Ecopetrol shareholders, a COP$4,665 billion decrease with respect to the close of December 2014, mainly due to the Group’s lower results.

e.	Impairment of Long Term Assets

At least once a year, the Company should ascertain whether there are signs of impairment to its assets or cash-generating units. For 2015, for the first time, the method established under International Financial Reporting Standards (IFRS) is being applied, which, in contrast to US GAAP and COL GAAP standards, entails discounting the present value of future cash flows that assets generate.

The concept of impairment seeks to reflect in accounting terms the difference between the book value of an asset or cash-generating unit as opposed to its theoretical valuation, and this valuation uses particular assumptions that should reflect market conditions. The valuation is done based on the free cash flow method, discounted at a certain rate as the weighted average capital cost (WACC). When impairment is generated, an expense is recognized that affects a company’s result for the period but which does not involve cash outlays. This impairment is susceptible to reversion when the valuation of the asset exceeds its book value, except for that which has been recognized as goodwill.

In 2015 the following types of impairment were recognized:

•	Impairment of property, plant and equipment, and natural resources
•	Impairment of investments and goodwill

1)	Impairment of property, plant and equipment, and natural resources

Based on impairment tests conducted by the Company, the book value of certain assets exceeds their valuation, which led to recognition of an expense for impairment in the statement of results of COP$7.01 billion in 2015, and of COP$2.19 billion in 2014.

2)	Impairment of investments and goodwill

For those affiliates, joint ventures and subsidiaries that were acquired with goodwill, Ecopetrol checks for the existence of possible impairment in the value of the investment, using the discounted free cash flow method.

Accordingly, impairment to the value of investments was recognized due to the current adverse economic outlook for the hydrocarbon sector, which brings as a consequence a reduction in the oil price forecast, and an increase in market and country risk, reflected in the discount rate of COP$1,274 billion in 2015 and COP$115 billion in 2014.

The impairments registered are an accounting effect that corresponds to an expenditure that has not been made, and therefore do not involve any disbursement of resources.

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f.	Cash flow hedge for future Company exports

Ecopetrol S.A. finds itself exposed to foreign currency risk, considering that a substantial percentage of its revenues from crude exports is in U.S. dollars.

Furthermore, in recent years the Company has taken on long-term debt in dollars for investment activities. This creates a natural hedge, due to the fact that risks owing to the emergence of differences in exchange rates for export revenues are naturally covered with the risks of long-term debt valuation denominated in dollars.

In line with the Company’s risk management strategy of the company, and with the aim of expressing in the Financial Statements the natural hedge effect existing between exports and indebtedness, on September 30, 2015, the Board of Directors set aside the sum of US$5,440 million of the debt of Ecopetrol S.A. (49% of the debt) as hedge instrument to cover its future export revenues for the 2015-2023 period, in accordance with IAS 39 – Financial instruments: recognition and measurement.

With the adoption of this standard, the effect of exchange rate volatility on the hedged portion of the debt is transferred to Equity, in the entry for Other Comprehensive Income (OCI), eliminating the effect from the Income Statement. This effect will be reflected periodically as sales are made abroad, with the understanding that the exchange rate risk emerges when exports are transacted.

The effects of the adoption of this policy, as reflected in the results for 2015, are net revenues of COP$2.4 trillion, resulting from a positive effect on the financial result of COP$4.1 trillion, minus COP$1.7 trillion in deferred tax, having an effect on revenues through exports made during the period.

It is important to emphasize that the application of the policy does not have any effect on cash or the payment of taxes. For tax purposes, differences in exchange rates have their treatment established in the tax regulations themselves, and accordingly, changes generated by the accounting policy do not have an effect on fiscal balances.

Pursuant to Resolution 509 of 2015 of the General Accounting Office of the Nation, this accounting policy that has been adopted will be applicable to the entire accounting period of 2015, starting on January 1st.

g.	Credit Rating

The ratings in effect at December 31, 2015 were as follows:

•	Moody’s Investors Service: Baa2 with a stable outlook.
•	Standard and Poor’s: BBB with a stable outlook.
•	Fitch Ratings: international rating BBB, local BBB+, both ratings with a stable outlook.

In its report of December 17, 2015 Fitch Ratings underscored Ecopetrol’s financial solidity, stating that “Ecopetrol's reserves, stable production levels, competitive cost structure and dominant domestic market share allow the company to generate consistently strong cash flows from operations and meet its obligations in a timely manner”.

On January 18, 2016 the rating agency Moody’s Investors Service reduced the international rating of Ecopetrol S.A. from Baa2 to Baa3 and placed its outlook under revision. The resulting rating means that Ecopetrol S.A. maintains its investment grade rating. Its base rating, which does not include the implicit support of the government, fell from baa3 to ba3.

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Despite the effects that have brought about the fall in oil prices for the majority of oil companies, Moody’s highlights in its report the efforts made by Ecopetrol S.A. to improve operating efficiencies as well as adjustments in its investment plan aimed at protecting liquidity. It underscores the fact that Ecopetrol has no significant corporate debt falling due until 2019.

The agency also emphasizes the support by the Republic of Colombia and the Company’s position of leadership as Colombia’s leading producer of oil and gas, along with the stability of revenues coming from other business segments such as transport.

On the other hand, on January 29, 2016, Standard and Poor’s reaffirmed Ecopetrol’s corporate rating at BBB, with a revision of its outlook from stable to negative, owing to the drop in the price of oil on the international market. Furthermore, its individual rating, which does not take into account the implicit support of the government, declined from bbb- to bb.

Standard and Poor’s mentions Ecopetrol’s efforts to reduce its investments, to achieve cost savings by renegotiating with suppliers, supply chain interventions and the renegotiation of contracts. It also emphasizes processes for selling non-core assets as part of a divestments plan to improve its cash flow and to focus on the upstream sector.

The agency recognizes Ecopetrol’s strategic role in the Colombian oil industry and its “very strong link” with the Colombian Government.

h.	Results by Business Segment

The following table presents business segment results for the periods indicated:

Table 8: Quarterly Results by Segment

A	B	C	D	E	F	G	H	I	J	K

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	4Q 2015	4Q 2014	4Q 2015	4Q 2014	4Q 2015	4Q 2014	4Q 2015	4Q 2014	4Q 2015	4Q 2014
Local Sales	2,481	2,069	5,107	4,970	79	85	(1,810)	(1,698)	5,857	5,426
Export Sales	4,942	6,933	1,009	970	-	-	(289)	(76)	5,662	7,827
Sales of services	40	44	66	24	2,944	2,325	(1,792)	(1,391)	1,258	1,002
Total Sales	7,463	9,046	6,182	5,964	3,023	2,410	(3,891)	(3,165)	12,777	14,255
Variable Costs	4,756	5,041	5,385	5,210	140	121	(3,124)	(2,528)	7,157	7,844
Fixed Costs	2,063	1,770	552	508	1,035	1,165	(851)	(601)	2,799	2,842
Cost of Sales	6,819	6,811	5,937	5,718	1,175	1,286	(3,975)	(3,129)	9,956	10,686
Gross profit	644	2,235	245	246	1,848	1,124	84	(36)	2,821	3,569
Operating Expenses	1,246	1,668	598	515	62	286	(51)	(28)	1,855	2,441
Operating Profit	(602)	567	(353)	(269)	1,786	838	135	(8)	966	1,128
Financial Income - Loss	(888)	(2,172)	(80)	(203)	98	(13)	(94)	(81)	(964)	(2,469)
Results from Subsidiaries	15	(23)	8	2	1	0	-	-	24	(21)
Income tax benefits (expense)	371	473	555	463	(634)	(194)	-	-	292	742
Net Income Consolidated	(1,104)	(1,155)	130	(7)	1,251	631	41	(89)	318	(620)
(Minus) Non-Controlling interests	-	-	3	0	(290)	(131)	-	-	(287)	(131)
Equity Holders of Ecopetrol before impairment	(1,104)	(1,155)	133	(7)	961	500	41	(89)	31	(751)
Impairment expenses (net taxes)									(6,339)	(1,740)
Equity Holders of Ecopetrol									(6,308)	(2,491)

EBITDA	897	2,150	7	56	2,044	1,069	135	(7)	3,083	3,268
EBITDA Margin	12.0%	23.8%	0.1%	0.9%	67.6%	44.4%	(3.5)%	0.2%	24.1%	22.9%

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Table 9: Annual Results by Segment

A	B	C	D	E	F	G	H	I	J	K

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Local Sales	8,544	11,401	19,592	21,646	313	243	(6,817)	(9,312)	21,632	23,978
Export Sales	22,814	33,509	3,536	5,432	-	-	(326)	(725)	26,024	38,216
Sales of services	119	246	118	95	10,532	8,101	(6,334)	(4,664)	4,435	3,778
Total Sales	31,477	45,156	23,246	27,173	10,845	8,344	(13,477)	(14,701)	52,091	65,972
Variable Costs	18,500	21,139	18,856	23,649	440	402	(10,427)	(12,449)	27,369	32,741
Fixed Costs	7,209	6,789	1,903	1,889	3,305	3,539	(2,791)	(1,983)	9,626	10,234
Cost of Sales	25,709	27,928	20,759	25,538	3,745	3,941	(13,218)	(14,432)	36,995	42,975
Gross profit	5,768	17,228	2,487	1,635	7,100	4,403	(259)	(269)	15,096	22,997
Operating Expenses	3,301	4,338	1,729	1,406	575	686	(249)	(187)	5,356	6,243
Operating Profit	2,467	12,890	758	229	6,525	3,717	(10)	(82)	9,740	16,754
Financial Income - Loss	(3,032)	(2,830)	(703)	(502)	(96)	(86)	(136)	(93)	(3,967)	(3,511)
Results from Subsidiaries	11	168	23	11	1	-	-	-	35	179
Income tax benefits (expense)	(312)	(4,458)	204	253	(2,437)	(1,148)	-	-	(2,545)	(5,353)
Net Income Consolidated	(866)	5,770	282	(9)	3,993	2,483	(146)	(175)	3,263	8,069
(Minus) Non-Controlling interests	-	-	5	4	(910)	(627)	-	-	(905)	(623)
Equity Holders of Ecopetrol before impairment	(866)	5,770	287	(5)	3,083	1,856	(146)	(175)	2,358	7,446
Impairment expenses (net taxes)									(6,346)	(1,720)
Equity Holders of Ecopetrol									(3,988)	5,726

EBITDA	8,494	18,710	1,907	1,367	7,696	4,514	(10)	(82)	18,087	24,509
EBITDA Margin	27.0%	41.4%	8.2%	5.0%	71.0%	54.1%	0.1%	0.6%	34.7%	37.2%

Exploration and production

Revenues for the fourth quarter of 2015 fell by 17% (-COP$1,580 billion) compared to the same period of the year before, mainly due to:

•	Reduction of prices in Ecopetrol’s crude export basket by 48%

•	41% growth in the average rate of exchange, offset by

•	A reduction in volume exported, primarily caused by the unavailability of the Caño Limón Coveñas pipeline owing to illegal valves in the department of Arauca.

The cost of sales for the segment has held steady compared to the fourth quarter of the previous year, exhibiting a variation of 0.1% (COP$8 billion), as a result of: 1) efforts to optimize costs, managing to renegotiate rates for contracts, 2) implementation of strategies for optimization of dilution, and 3) cost reduction for purchasing of crudes from the ANH and third parties owing to the drop in international prices. However, such efforts at optimization have been impacted by rising rates for pipeline transport.

Operating expenses fell 25% (-COP$422 billion) chiefly in: 1) commissions, fees, charters and services (-COP$155 billion) as a result of the optimization plan underway at the company, 2) recovery of provisions for lawsuits (-COP$115 billion), mainly for Garcero, and self-generation of energy at Occidental, 3) project expenses (-COP$103 billion) due to lower recognition for environmental allowances associated to a diminished activity in the segment, 4) exploration costs (-COP$49 billion) in view of lower seismic activity and the exploratory drilling campaign, despite the recognition of the dry well Calasú and the exploratory rights of the Caño Sur block.

The net financial result reflects lower expenditures for the fourth quarter of 2015 in the amount of COP$1,284 billion, as compared to the same period of the year before, because of the adoption of the hedge accounting policy in 2015.

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As a net result, the segment showed a loss attributable to Ecopetrol´s shareholders before impairments of COP$1,104 billion in the fourth quarter of 2015, as opposed to a loss of COP$1,155 billion for the same period in 2014.

Refining and petrochemicals

Revenues for the fourth quarter of 2015 increased 4% (COP$218 billion) compared to the same period of the previous year, owing mainly to greater demand for fuels at the national level, supplying the border with Venezuela and the entry into service of the Cartagena Refinery, which made it possible to increase exports of products such as fuel oil, diesel and gasolines; offsetting the drop in international indicators for product prices.

Similarly, sales costs for this segment went up by 4% (COP$219 billion) as a consequence of: 1) purchases of raw materials for operation of the Cartagena Refinery; offset by 2) lower cost of crude at the Barrancabermeja Refinery, in keeping with lower international prices, and 3) lower operating costs for contracted services, materials and supplies, as a result of optimization strategies carried forward by Group companies.

Gross sales margin held steady at 4% with respect to the same quarter of the year before.

Expenses went up by 16% (COP$83 billion) compared with the same quarter of the year before, mainly due to impairment registered at the Cartagena and Barrancabermeja Refineries.

Net financial expenses fell by 61% (-COP$123 billion) caused by lower devaluation presented in the fourth quarter of 2015 with respect to the same period of 2014.

As a net result, the consolidated segment showed a net income attributable to Ecopetrol´ s shareholders, before impairments, of COP$133 billion in the fourth quarter of 2015, as opposed to a loss of COP$7 billion for the same period in 2014.

Transport and Logistics

Revenues for the fourth quarter of 2015 went up by 25% (+COP$613 billion), due mainly to the devaluation of exchange rates for charges denominated in dollars.

Costs of sales for this segment fell 9% (-COP$111 billion), mainly due to lower costs for contracted services and materials used in the operation, as a result of management by companies in this segment, in the context of the Group’s transformation program.

Operating expenses fell by 78% (COP$224 billion) compared to the same period of the year before, which is explained by impacts generated in the business transformation program, and by a reduction in expenses associated with reparations for theft and assaults.

The net financial (non-operating) result shows an improved outcome of COP$111 billion, generated mainly at Ocensa, which in the fourth quarter of 2014 registered a loss in the valuation of exchange rate derivatives versus the same period of 2015.

As a final result, the segment reported net profits attributable to Ecopetrol´ s shareholders, before impairments, of COP$961 billion, compared to COP$500 billion for the same period of 2014.

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i.	Results of Cost and Expense Reduction Initiatives

In line with steps taken by the oil and gas industry worldwide to address the drop in crude prices that began in the second half of 2014, Ecopetrol has undertaken austerity and cost optimization measures that have allowed it to partially mitigate the impact of lower crude prices.

For this purpose, the Company set an initial budget optimization goal for 2015 of COP$1.4 trillion, and revised and increased it to COP$2.2 trillion in August 2015. By the end of 2015, Ecopetrol S.A. achieved the optimization goal of COP$2.2 trillion, which, when combined with the subsidiaries accomplishments, allowed the Ecopetrol Group to achieve savings of COP$2.8 trillion.

Graph 1: Savings in Cost and Expenditures of Ecopetrol S.A.

The optimizations achieved at Ecopetrol S.A. have the following effects:

•	COP$1.1 trillion under manageable items in the income statement (fixed costs of COP$930 billion and variable costs of COP$196 billion): 85% of manageable items are associated with the renegotiation process of contracts for industrial maintenance, oil services, professional and consulting services; resulting in the reduction of fees, lowering overhead, profit and contingencies in maintenance contracts and eliminating minimum equipment requirements.

The manageable cost optimizations are detailed in the following table:

Table 10: Savings in Cost and Expenditures of Ecopetrol S.A.

A	B	C	D
Manageable Fixed Costs Performance	2015 vs 2014 (COP$ Billion)	Manageable Variable Costs Performance	2015 vs 2014 (COP$ Billion)
Association Services	(252)	Association Services	(49)
Contract Services	(417)	Trucks	(146)
Maintenance	(240)	Energy	(22)
Other	(22)	Process' Materials	21
Total	(930)		(196)

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•	COP$584 billion in investments, caused by: 1) a 21% reduction in cost per drilled foot with a total impact of COP$433 billion; 2) a 37% decline in administrative staff and overhead for projects generating savings of COP$60 billion; and 3) COP$91 billion in reductions of engineering fees, facilities studies, cost and time reductions for location engineering through in-house designs.

•	COP$295 billion in the dilution initiative: in unit terms, a diluted cost reduction of US$0.75/Bl was achieved through an increase in transport system tolerance from 220 CST to 300 CST.

•	COP$176 billion for operational efficiencies with an impact on revenues, due to: 1) recognition of logistics costs, working capital and ICA in the importation of diesel and gasoline (resulting in savings of COP$74 billion), 2) initiatives for greater product yields at the refinery (resulting in savings of COP$95 billion), and 3) upstream energy sales (resulting in savings of COP$7 billion).

•	Subsidiaries’ savings of COP$588 billion due to savings by Cenit and transport subsidiaries of COP$389 billion, with efficiencies mainly in contract renegotiation strategies. The other subsidiaries achieved savings of COP$199 billion, with a reduction in operating expenses primarily at upstream subsidiaries.

With the above mentioned measures the company will not only foresee to have a more profitable operation but also generate a more robust cash flow to finance its organic investments; aiming for an indebtness that affects to the lesser extent possible the financial metrics and the credit rating of Ecopetrol Group.

The optimizations achieved by Ecopetrol Group are in line, and sometimes exceed, the measures that the oil and gas industry has adopted worldwide.

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II.	Operating Results

a.	Investments

Table 11: Investments* by Ecopetrol’s Corporate Group

A	B	C	D	E
2015 (US$ million) **
Segment	Ecopetrol S.A.	Affiliates and Subsidiaries***	Total	Allocation by segment
Production	2,725.5	508.8	3,234.3	50.0%
Refining, Petrochemicals and Biofuels	145.4	1,615.9	1,761.2	27.2%
Exploration	341.1	229.5	570.6	8.8%
Transportation	37.6	781.3	818.9	12.7%
Corporate	78.0	0.0	78.0	1.2%
New Businesses****	6.4	0.0	6.4	0.1%
Supply and Marketing	1.3	0.0	1.3	0.0%
Total	3,335.3	3,135.5	6,470.8	100.0%

*Figures on this table differ from the capital expenditure figures presented in the Consolidated Statement of Cash Flows on page 39 because the figures on this table include both operating expenditures and capital expenditure outflows of investment projects, while the investment line of the Consolidated Statement of Cash Flows only includes capital expenditures.

** Investments were converted using the average representative Market Exchange Rate for 2015: COL$2,743.39/US

***Prorated according to Ecopetrol’s stake.

**** Corresponds to the new organizational structure and refers to investments approved for the New Business segment. These assets were part of the Corporate segment until 2014.

Investments during 2015 were US$6,470.8 million (Ecopetrol S.A. itself accounting for 52% of that amount while affiliates and subsidiaries accounted for 48%). These investments were distributed as follows:

•	Production (50%): The drilling campaign, especially in the Castilla, Chichimene and Rubiales fields.

•	Refining, Petrochemicals and Biofuels (27.2%): The Industrial Services Master Plan, which provides energy, water, air and steam to the processes executed in the Barrancabermeja refinery.

•	Transport (12.7%): The Cartagena refinery logistics project, which was aimed at ensuring the supply of crude and liquid products for the Refinery, the Ocensa P135 project and the higher viscosity crude transportation initiative.

•	Exploration (8.8%): Drilling of five exploratory wells and six appraisal wells.

b.	Exploration

Exploration in Colombia:

The following table summarizes the results of the exploration activities in Colombia for the fourth quarter of 2015 and year ended December 31, 2015:

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Table 12: Wildcats in Colombia

A	B	C	D	E	F	G	H	I
	4Q 2015				2015
Company	Drilled	Hydrocarbon Presence*	Under Evaluation	Dry	Drilled	Hydrocarbon Presence*	Under Evaluation	Dry
Ecopetrol S.A.	2	1	0	1	3	2	0	1
Hocol S.A.	0	0	0	0	1	1	0	0
Total	2	1	0	1	4	3	0	1

*Geological Success.

During the fourth quarter of 2015, the exploratory well Calasú located in the deep waters of the Colombian Caribbean (operated by Anadarko, which holds a participation of 50%, while Ecopetrol S.A. holds the remaining 50%), reached its final depth. The well proved the presence of dry gas; although considered a geological success, this is not economically viable. The well was plugged and abandoned.

Furthermore, during the fourth quarter of 2015 the drilling of the Muérgana Sur well, located in the Llanos Orientales (operated by Ecopetrol S.A.) was completed. The well was plugged and abandoned.

As for stratigraphic wells, in November 2015 the drilling of the Nogal Est1 ST well was concluded by the Emerald company, operator of the Nogal block located in the Putumayo basin.

On December 8, 2015, our affiliate Hocol began the drilling of the Payero 1 exploratory well in the Niscota block, located in the Piedemonte Llanero basin, (Hocol holds a participation of 20%, Total 50% and Repsol 30%). This well is operated by Equión and is currently in the process of drilling.

Below is a breakdown of the exploratory wells with geological success drilled in 2015:

Table 13: Exploratory Wells with geological success

A	B	C	D	E
Quarter	Basin	Operator	Block	Well
1	VIM	Hocol	SSJN-1	Bullerengue-1
3	Offshore Caribe	Anadarko	Fuerte Sur	Kronos
4	Sin Off	Anadarko	Fuerte Norte	Calasú

International Exploration:

During the fourth quarter of 2015, Ecopetrol America, Inc. continued drilling the Leon 2 appraisal well in deep waters off the Gulf of Mexico (operated 60% by Repsol and 40% by Ecopetrol America, Inc.). The well reached its final depth on February 2, 2016, and is currently under evaluation.

Finally, and as a result of Ecopetrol America, Inc.’s participation in the Lease Sale 235, in October 2015, the U.S. Bureau of Ocean Energy Management (BOEM) awarded the Atwater Valley 009 and the Mississippi Canyon 978 blocks. In addition, in November 2015 the BOEM awarded the East Breaks 685 block from Lease Sale 246. Including these three blocks, during the year ended December 31, 2015 the BOEM awarded to Ecopetrol America, Inc. a total of 10 blocks located in the Gulf of Mexico.

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c.	Reserves

The Company announced its proven reserves (1P, according to the international designation) of crude oil, condensate and natural gas owned by the company, including its interest in affiliates and subsidiaries, as of December 31, 2015. The reserves were estimated based on the U.S. Securities and Exchange Commission (SEC) standards and methodology. 99% of them were audited by two well-known specialized independent companies (Ryder Scott Company and DeGolyer and MacNaughton).

Ecopetrol´s Proven net hydrocarbon reserves were 1,849 million barrels of oil equivalent (mmboe) at the close of 2015, an 11% reduction compared with 2,084 mmboe at the end of 2014. The reserve replacement ratio was 6%, and the reserves/production ratio (average life of reserves) was 7.4 years.

The reduction in proved reserves was mainly driven by the plunge of hydrocarbon prices. In 2015, SEC price for Brent was US$55.57 per barrel compared to US$101.80 per barrel in 2014.

Ecopetrol estimates that the price effect implies a decrease of 404 mmboe in reserves during 2015 compared with those from the end of 2014. This decrease was largely offset by the addition of 275 mmboe, attributable to cost optimizations and higher efficiencies achieved by the Company as well as by the addition of 67 mmboe as a result of the new drilling campaigns in Castilla and Rubiales fields, and the positive revisions of some fields like Chichimene, due to good production performance. Another positive effect came from the inclusion of natural gas self-consumption on proved reserves (+47 mmboe).

The highest contributions to the reserve balance were from Castilla and Chichimene fields, both directly operated by Ecopetrol, and from Rubiales field, which will be operated by Ecopetrol as of July 2016.

95% of our proved reserves belong to Ecopetrol S.A., while Hocol, Ecopetrol America, Inc. and the participation in Equion and Savia Peru contribute with 5%.

Table 14: Ecopetrol´s proven reserves as of December 31 of 2015

A	B
Proved Reserves (1P)	Oil Equivalent (MBPE)
Proved Reserves as of Dic 31 of 2014	2,084
Revisions of previous estimates	(25)
Purchases in minerals in place	0
Imporoved recovery	16
Extensions and discoveries	24
Sales of minerals in place	0
Production	(251)
Proved Reserves as of Dic 31 of 2015	1,849

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d.	Production

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 15: Ecopetrol Group’s Gross* Oil and Gas Production**

A	B	C	D	E	F	G	H	I
Ecopetrol S.A. (mboed)	4Q 2015	4Q 2014	∆ (%)	∆ bls	2015	2014	∆ (%)	∆ bls
Crude Oil	583.4	588.6	(0.9)%	(5.2)	586.2	579.7	1.1%	6.5
Natural Gas***	123.9	124.3	(0.3)%	(0.4)	121.2	125.4	(3.3)%	(4.2)
Total	707.3	712.9	(0.8)%	(5.6)	707.4	705.1	0.3%	2.3

Hocol (mboed)	4Q 2015	4Q 2014	∆ (%)	∆ bls	2015	2014	∆ (%)	∆ bls
Crude Oil	22.4	20.1	11.4%	2.3	21.4	21.2	0.9%	0.2
Natural Gas	0.5	0.1	400.0%	0.4	0.2	0.1	100.0%	0.1
Total	22.9	20.2	13.4%	2.7	21.6	21.3	1.4%	0.3

Savia (mboed)****	4Q 2015	4Q 2014	∆ (%)	∆ bls	2015	2014	∆ (%)	∆ bls
Crude Oil	4.5	5.3	(15.1)%	(0.8)	4.8	5.3	(9.4)%	(0.5)
Natural Gas	1.2	1.1	9.1%	0.1	1.2	1.2	0.0%	0.0
Total	5.7	6.4	(10.9)%	(0.7)	6.0	6.5	(7.7)%	(0.5)

Equion (mboed)****	4Q 2015	4Q 2014	∆ (%)	∆ bls	2015	2014	∆ (%)	∆ bls
Crude Oil	12.6	9.3	35.5%	3.3	11.6	9.2	26.1%	2.4
Natural Gas	9.4	8.6	9.3%	0.8	9.0	8.6	4.7%	0.4
Total	22.0	17.9	22.9%	4.1	20.6	17.8	15.7%	2.8

Ecopetrol America-K2 (mboed)	4Q 2015	4Q 2014	∆ (%)	∆ bls	2015	2014	∆ (%)	∆ bls
Crude Oil	1.4	4.3	(67.4)%	(2.9)	2.5	2.6	(3.8)%	(0.1)
Natural Gas	2.0	3.4	(41.2)%	(1.4)	2.6	2.1	23.8%	0.5
Total	3.4	7.7	(55.8)%	(4.3)	5.1	4.7	8.5%	0.4

Ecopetrol Corporate Group (mboed)	4Q 2015	4Q 2014	∆ (%)	∆ bls	2015	2014	∆ (%)	∆ bls
Crude Oil	624.3	627.6	(0.5)%	(3.3)	626.5	618.0	1.4%	8.5
Natural Gas	137.0	137.5	(0.4)%	(0.5)	134.2	137.4	(2.3)%	(3.2)
Total Group’s Production	761.3	765.1	(0.5)%	(3.8)	760.7	755.4	0.7%	5.3

* Gross production includes royalties and prorated according to Ecopetrol´s stake in each company.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

*** Gas production includes white products.

**** The production breakdown of crude oil and gas for 2014 was modified in order to reflect the production of white products in the production of gas.

Table 16: Net* Oil and Gas Production** – Ecopetrol’s Net Interest

A	B	C	D	E	F	G	H	I
Ecopetrol Group (mboed)	4Q 2015	4Q 2014	∆ (%)	∆ (bls)	2015	2014	∆ (%)	∆ (bls)
Crude Oil	548.1	548.5	(0.1)%	(0.4)	549.5	539.1	1.9%	10.4
Natural Gas***	125.0	124.0	0.8%	1.0	121.8	121.0	0.7%	0.8
Total Group's Production	673.1	672.5	0.1%	0.6	671.3	660.1	1.7%	11.2

* Net production does not includes royalties and prorated according to Ecopetrol´s stake in each company.

** Equion and Savia do not consolidate within the Group.

*** Gas production includes white products.

The year ended December 31, 2015 shows a positive balance because the Ecopetrol Group’s production goal was met, despite the declining global price environment, the operating challenges and the attacks to transportation infrastructure. Production increased about 5.3 mboed (+0.7%) as compared to 2014, mainly caused by the production increase of Ecopetrol’s direct operation of the Castilla (+17.4%) and Chichimene (+38.9%) fields, due to the entrance of new production wells in those fields.

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Moreover, it is important to emphasize: 1) the effect of the resumption of activity in the Rubiales field, which has managed to stop the production decline it had observed since the end of 2013 and 2) the production increase of the subsidiary Equión (+15.7%). These increases made possible to offset the wells natural declines, the modification of partnership participation in certain fields due to the current level of prices, reduction in activity by some partners, environmental licensing restrictions, and the effect of the attacks on oil infrastructure during the third quarter of 2015.

In the fourth quarter of 2015, Ecopetrol Group’s production improved as compared to the third quarter of 2015, and decreased only 0.5% as compared to the same period in 2014. The improvement during the fourth quarter of 2015 was due mainly to the normalization of operations in the Caño Limón and Gibraltar fields after the attacks on the Caño Limón – Coveñas oil pipeline that occurred during the third quarter of 2015, and to the record production of 126 mbod achieved at the Castilla field during the fourth quarter of 2015.

As compared to the fourth quarter of 2014, the lower figures are explained by the production decline of some assets such as Guajira and Casabe, and by Ecopetrol’s reduced share in the production of the La Cira, Quifa and Caño Limón fields due to the application of the high price clause under current price conditions. These reductions were mainly offset by a nearly 10% increase in the Orinoquia region assets: production of the Castilla (+16.7%), Chichimene (+14.2%) and Cupiagua (+8.5%) fields.

Projects to Increase the Recovery Factor:

During the year ended December 31, 2015, eight pilot projects were launched with the aim of increasing the recovery factor by using the following techniques: water injection, solvent injection and improved water injection, meeting the goal that was originally set. Among the key results of the pilot projects, the implementation of the water injection pilots into fields of heavy crude such as Castilla and Chichimene is highlighted, with positive results in areas where interventions took place, which reported an increase of around 1.8 mbod up as of December, 2015. This cumulative additional production currently represents an increase in the recovery factor of 1.2% in the area of the Chichimene field pilot, and of 0.15% in the area of the Castilla field pilot.

In addition, the air injection pilot project in Chichimene field reached 94% completion on construction of surface facilities, thereby completing most of the project’s main works. Connectivity tests were also concluded with positive results, demonstrating the continuity in the sands and the connection between the injection well and production wells. The start of air injection is planned for the fourth quarter of 2016.

Including the pilot projects started in 2015, the Company currently has 29 recovery pilots underway, of which 22 have shown positive results in increasing pressure and 15 have shown an increase in crude production in the areas impacted.

Production of Main Fields:

The following table summarizes the average production of our main fields by region for the periods indicated:

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Table 17: Gross Average Production Main Fields by Region (mboed) – Ecopetrol’s Net Interest

A	B	C	D	E	F	G
	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Central Region	98.0	96.6	1.4%	97.8	95.5	2.4%
1) La Cira-Infantas	21.7	25.0	(13.1)%	23.0	24.8	(7.0)%
2) Casabe	20.3	22.4	(9.4)%	21.9	22.0	(0.7)%
3) Yarigui	19.7	16.5	19.1%	18.4	17.2	7.2%
4) Other	36.3	32.7	11.1%	34.5	31.6	9.3%
Orinoquía Region	264.1	240.4	9.8%	260.8	227.2	14.8%
1) Castilla	126.0	108.0	16.7%	122.5	104.4	17.4%
2) Chichimene	76.6	67.1	14.2%	78.0	56.2	38.9%
3) Cupiagua	41.8	38.5	8.5%	38.1	38.9	(2.2)%
4) Other	19.7	26.9	(26.9)%	22.2	27.7	(19.9)%
South Región	31.3	33.6	(7.0)%	32.6	35.0	(6.7)%
1) Huila Area	8.5	9.3	(8.8)%	8.7	9.4	(7.7)%
2) San Francisco Area	7.6	8.9	(15.0)%	8.1	9.3	(12.6)%
3) Tello Area	4.8	4.6	6.1%	4.9	4.5	6.8%
4) Other	10.4	10.8	(4.4)%	11.0	11.8	(6.6)%
Associated Operations*	313.9	342.2	(8.3)%	316.2	347.4	(9.0)%
1) Rubiales	94.6	96.3	(1.8)%	94.3	104.3	(9.6)%
2) Guajira	39.6	47.1	(15.9)%	42.7	50.1	(14.8)%
3) Caño Limón	28.0	36.8	(23.8)%	25.6	30.1	(14.9)%
4) Cusiana	31.3	33.1	(5.4)%	32.2	33.5	(4.0)%
5) Quifa	23.4	32.5	(28.0)%	24.2	33.0	(26.6)%
6) Other	97.0	96.5	0.6%	97.2	96.4	0.8%
Total Ecopetrol S.A.	707.3	712.9	(0.8)%	707.4	705.1	0.3%
Direct Operation	397.1	375.3	5.8%	395.6	361.8	9.3%
Associated Operation	310.2	337.7	(8.1)%	311.7	343.3	(9.2)%
Hocol
1) Ocelote	15.0	14.5	3.4%	14.4	14.6	(1.4)%
2) Other	7.9	5.7	38.6%	7.2	6.7	7.5%
Equión**
1) Piedemonte	16.0	12.0	33.8%	14.7	11.7	25.4%
2) Tauramena / Chitamena	3.5	4.6	(23.9)%	4.2	4.7	(10.4)%
3) Other	2.5	1.3	92.3%	1.7	1.4	21.4%
Savia**
1) Lobitos	2.2	2.9	(24.1)%	2.5	2.9	(13.8)%
2) Peña Negra	2.3	2.2	4.5%	2.3	2.2	4.5%
3) Other	1.2	1.3	(7.7)%	1.2	1.4	(14.3)%
Ecopetrol America Inc.
1) Dalmatian	2.8	6.4	(56.5)%	4.0	3.4	17.6%
2) k2	0.6	1.3	(53.8)%	1.1	1.3	(15.4)%

*Fields previously classified as minor fields belong to the Associated Operation Vicepresidency regardless the type of operation.

**Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

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The following table summarizes the results of our crude oil production by type of crude for the periods indicated:

Table 18: Gross Ecopetrol’s Corporate Group Production per Type of Crude (mbod)

A	B	C	D	E	F	G
	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Light	65.1	62.6	4.0%	63.5	61.7	2.9%
Medium	206.3	221.2	(6.7)%	208.5	219.7	(5.1)%
Heavy	352.9	343.8	2.6%	354.5	336.6	5.3%
Total	624.3	627.6	(0.5)%	626.5	618.0	1.4%

Lifting Cost

The lifting cost per barrel produced by the Ecopetrol Group, not including production corresponding to royalties, was US$7.67 per barrel for the fourth quarter of 2015, representing a reduction of US$4.38 per barrel as compared to the US$12.05 for the same period of 2014. This reduction was primarily due to:

•	A cost effect resulting in a US$1.34 per barrel decrease due to lower cost per barrel in Ecopetrol’s operations derived from the following cost optimization strategies: 1) fewer number of well interventions due to subsoil strategies, 2) improvements in maintenance routines and equipment reliability, 3) lower costs for entry of facilities projects, which reduced equipment rental (well testing), 4) reduction of energy costs by optimizing electrical systems, and 5) lower costs resulting from contract renegotiations.

•	A decrease of US$3.13 per barrel in lifting costs caused by the conversion of peso-denominated cost in U.S. dollars at a higher exchange rate, which increased in COP$885.32 per dollar as compared to the fourth quarter of 2014 (COP$3,058.97/US in the fourth quarter of 2015 versus COP$2,173.65/US in the same quarter of 2014).

•	Volume effect resulting in a US$0.09 per barrel increase in lifting costs due to lower production volumes.

The lifting cost per barrel produced by the Ecopetrol Group, not including production corresponding to royalties, was US$7.39 per barrel for 2015, representing a reduction of US$3.84 per barrel as compared to the US$11.23 for the same period of 2014. This reduction was primarily due to:

•	A cost effect resulting in a US$1.06 per barrel decrease due to lower cost per barrel in Ecopetrol, its affiliates and subsidiaries’ operations derived from the following cost optimization strategies: 1) fewer number of well interventions due to subsoil strategies, 2) improvements in maintenance routines and equipment reliability, 3) lower consumption of chemicals by increasing process efficiency, 4) reduction of energy costs by optimizing electrical systems, and 5) lower costs resulting from contract renegotiations.

•	A decrease of US$2.75 per barrel in lifting costs caused by the conversion of peso-denominated cost in U.S. dollars at a higher exchange rate, which increased in COP$743.06 per dollar as compared to 2014 (COP$2,743.39/US in 2015 versus COP$2,000.33/US in 2014).

•	Volume effect resulting in a decrease of US$0.03 per barrel in lifting costs due to higher production volumes.

The portion of the lifting cost in U.S. dollars is 14%.

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e.	Transport

The following table summarizes our volumes transported for the periods indicated:

Table 19: Volumes Transported (mbod)

A	B	C	D	E	F	G
	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Crude	963.9	975.5	(1.2)%	978	954.2	2.5%
Refined Products	264.5	257.1	2.9%	253.8	251.2	1.0%
Total	1,228.4	1,232.6	(0.3)%	1,231.8	1,205.4	2.2%

Note: figures correspond to volumes transported by the Ecopetrol Group and by third parties.

The volume of crude transported by the main Cenit S.A.S. system and those of its affiliates decreased 1.2% in the fourth quarter of 2015, compared to the same period of 2014, primarily caused by operating restrictions on the transportation systems associated with repairs to the damage from the attacks on the infrastructure in the Caño Limón–Coveñas and Transandino systems. Ecopetrol S.A. crude accounted for approximately 72% of the total volume of crude transported by Cenit oil pipelines.

During the year ended December 31, 2015 the volume of crude transported increased 2.5% compared to the year ended December 31, 2014 primarily due to the greater availability of the Caño Limón–Coveñas and Transandino systems, which were less affected by the attacks on the oil infrastructure.

The volumes of refined products transported through the main Cenit S.A.S systems decreased 2.9% in the fourth quarter of 2015 compared to the same period of 2014 due to: 1) a greater use of the Galán-Bucaramanga and Cartagena-Barranquilla systems to ensure fuel supply to the interior parts of Colombia and to the Venezuelan border zone and 2) a greater use of the Buenaventura–Yumbo system for fuel importation to generate energy. Of the total volume of products transported through Cenit pipelines, about 16% corresponds to products owned by Ecopetrol.

During the year ended December 31, 2015 the volume of refined products transported increased 1% compared to the year ended December 31, 2014, due to an increased volume transported through the Cartagena–Barranquilla system for fuel importation to supply fuel to the interior parts of Colombia.

Projects:

•	SAN FERNANDO – MONTERREY: Transportation capacity between Castilla field and Monterrey increased by 40 thousand barrels per day, reaching a total capacity of 300 thousand barrels per day. This project ensures the evacuation of the Castilla, Chichimene and Apiay fields, avoiding deferred production and/ or the use of trucks to evacuate the production of those fields.

•	NORTH COAST OF COLOMBIA – GALÁN: The first module was completed, which demanded increasing capacity by 130,000 bpd. This project allows the supply of refined products and nafta for the country, avoiding transportation of nafta in trucks.

•	MAGDALENA MEDIO 100: Construction of the Coveñas storage facilities and certain necessary replacements of piping were completed. This project ensures a crude oil storage capacity and management of fuel oil through the Coveñas port facility.

•	OCENSA P135: This Project achieved progress of 80.8%. It is expected that an additional capacity of 135 mbod will be reached in the third quarter of 2016. This project will ensure capacity for transporting crude from Los Llanos to the ports where it will be exported.

•	Initiative for transport of higher viscosity crudes: At the close of 2015, testing was conducted successfully on various systems, and additional information was gathered to move ahead with analyses that will allow for savings of diluent.

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The main modifications will be made on: the Los Llanos Pipeline (ODL - Oleoducto de los Llanos; Rubiales – Cusiana), on OCENSA Segment I (Cusiana –Porvenir), Segments II & III (El Porvenir – Vasconia – Coveñas), and on the Colombia Pipeline (ODC – Oleoducto de Colombia). This Project, combined with the expansion of capacity on Ocensa (P-135), will make it possible to transport higher viscosity crudes, reducing dilution costs for the transport of crude.

Cost Per Barrel Transported2

The cost per barrel transported for the Ecopetrol Group during the fourth quarter of 2015 was US$1.88/Bl, representing a US$0.36 per barrel decrease as compared to US$2.24 per barrel for the same period of 2014. This result was primarily due to the following factors:

•	Expenditure effect: +US$0.40 per barrel:

o	+US$0.70 per barrel increase in tax expenditures attributable to increased revenues during the fourth quarter of 2015.

o	-US$ 0.30 product of the efficiencies achieved in operating costs primarily under the headings of maintenance materials, physical security, attention of contingencies and administrative costs.

•	TRM effect: -US$0.76 cost per barrel decrease resulting from the devaluation of the Colombian peso from COP$885.32 per dollar compared to the same quarter of 2014 (COP$3,058.97/US in the fourth quarter of 2015 vs COP$2,173.65/US in the fourth quarter of 2014).

The cost per barrel transported for the Ecopetrol Group, during the year ended December 31, 2015, was US$3.37/Bl, representing a US$0.66 per barrel decrease as compared to US$4.03 per barrel for the same period of 2014. This result was primarily due to the following factors:

•	Expenditure effect: +US$0.77 per barrel:

o	+US$0.97 per barrel increase in tax expenditures as a result of the increased revenues during 2015.

o	-US$ 0.20 product of the efficiencies achieved in operating costs primarily under the headings of maintenance materials, physical security, attending to contingencies and administrative costs.

•	TRM effect: US$1.28 cost per barrel decrease resulting from the devaluation of the Colombian peso from COP$743.06 per dollar compared to 2014 (COP$2,743.39/US in 2015 vs COP$2,000.33/US in 2014).

•	Volume effect: -US$0.15 per barrel as a result of the higher transported volumes in the period 2015 versus 2014.

The portion in U.S. dollars of the cost per barrel transported to the Ecopetrol Group is 8.3%.

2 In 2014, Ecopetrol S.A. reported its results individually and it calculated its transportation cost by taking into account all payments made to affiliates for crude transport, transport by truck, and all costs incurred by Ecopetrol S.A. in the operation and maintenance of some of its own crude systems. These costs were divided by the crude barrels sold by Ecopetrol S.A.

In 2015, all financial information and volumes for the business group is reported under IFRS, eliminating out all transactions between Ecopetrol S.A. and its transport affiliates; hence, the cost is calculated as follows: total costs and expenses of each transport company from the group, plus Ecopetrol S.A. costs in the operation and maintenance of some of its own systems; divided by the total volumes transported by all the affiliates (crude and refined products).

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f.	Refining

f.1) Reficar (Cartagena Refinery):

The new Cartagena refinery reached a key milestone on October 21, 2015: the start-up of the Crude Unit, the backbone of the refining process. During its initial phase, since November 2015 this unit has been producing fuels at half of its capacity, processing daily between 80 and 90 mbd of crude oil, a volume that will gradually increase until it reaches its maximum processing capacity.

It is estimated that all of the plants comprising the new Cartagena refinery, will be jointly operating during the second quarter of 2016. A stable start-up process is expected to reach an average estimated load of 150 mbd in the second semester of 2016, as well as perform maximum capacity acceptance tests.

The Cartagena Refinery will produce low-sulphur products, which quality will make it possible to reach high standard markets. The refinery counts with units that will allow loading heavy crude oil with a high sulfur and acidity content.

The first fuel export took place in November 2015 going to the United States and the Caribbean, for a total of 200 thousand barrels of virgin naphtha and 50 thousand barrels of JET A1 aviation fuel.

Last February 24, the Delayed Coking Unit commenced operations. This is the unit that enables us to reach a conversion factor of 97%. It produces fuel gas, LPG (liquefied petroleum gas), naphtha, diesel and petcoke, or petroleum coke. Production of Petcoke is estimated at 75,000 tons per month, which will be exported.

In addition to the deep conversion Delayed Coking unit, at the end of February two more plants came into operation: the Cracking unit and the Naphtha Hydrotreater plant. The Cracking unit has a capacity to process 35 thousand barrels of gasoil and transform them in LPG (Liquefied Petroleum Gas), Propane-Propylene, naphtha which are gasoline components, light cycle oil (LCO) and Arotar (raw material for tire production).

The Naphtha Hydrotreater has a processing capacity of 20 mbd, and is the one in charge of removing the sulphur from gasoline, to deliver ultra-low sulphur fuels with less than 50 parts per million.

With this group of plants, the new Cartagena refinery will have the capacity to transform 97% of the crude into valuable products. Prior to modernization, this conversion only came to 75%.

f.2) Barrancabermeja Refinery:

The following table summarizes the results of our refining activities for the periods indicated:

Table 20: Refinery Runs, Utilization Factor and Production

A	B	C	D	E	F	G
	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Refinery Runs* (mbod)	229.0	227.2	0.8%	221.9	226.9	(2.2)%
Utilization Factor (%)	81.0%	76.8%	5.5%	79.6%	80.1%	(0.6)%
Production (mboed)	230.2	228.3	0.8%	223.2	230.5	(3.2)%

* Includes volumes loaded in the refinery, not total volumes received.

The crude load increased in the fourth quarter of 2015 due to the operational availability of the units. In 2015 the refinery runs and utilization factor were reduced due to the scheduled maintenance of a crude unit (U200) in August 2015.

30

The Industrial Services Master plan achieved 99.32% physical progress, achieving the goal of starting up the turbogenerator boiler, scheduled for the last quarter of 2015.

Costs and Margins of the Refining Segment

The cash operating cost for the segment (includes the operation of the Barrancabermeja refinery and Propilco) in the fourth quarter of 2015 was US$4.0/Bl, US$5.51/Bl lower (including US$0.21/Bl from Propilco) compared to the same period in 2014 (US$9.51/Bl) due to:

•	Cost effects: -US$3.79/Bl: due to the net effects of:

o	A -US$4.81/Bl: lower fixed costs associated with strategies for optimization in maintenance and support services.

o	A +US$1.02/Bl: higher operating costs of Propilco associated with a larger volume sold.

•	TRM effect: -US$1.63 cost per barrel decrease resulting from the devaluation of the Colombian peso from COP$885.32 per dollar compared to the same quarter of 2014 (COP$3,058.97/US in the fourth quarter of 2015 vs COP$2,173.65/US in the fourth quarter of 2014).

•	A volume effect due to higher recorded throughput resulting in a US$0.09 per barrel decrease.

The cash operating cost for the segment (includes the operation of the Barrancabermeja refinery and Propilco) in the year ended December 31, 2015 was US$4.37/Bl, US$2.85/Bl lower (including US$0.07/Bl from Propilco) compared to the year ended December 31, 2014 (US$7.22/Bl) due to:

•	Cost effects: -US$1.29/Bl as a result of the net effects of:

o	A -US$2.38/Bl: lower fixed costs associated with strategies for optimization in maintenance and support services.

o	A +US$1.09/Bl: higher operating costs of Propilco associated with a larger volume sold.

•	TRM effect: US$1.62 cost per barrel decrease resulting from the devaluation of COP$743.06 per dollar of the Colombian peso (COP$2,743.39/US in 2015 vs COP$2,000.33/US in 2014).

•	A volume effect due to lower recorded throughput resulting in a US$0.06 per barrel increased in cash operating costs.

The portion in U.S. dollars corresponding to the refining cost is 17%.

The following table summarizes the results of the refining margin for the periods indicated:

Table 21: Refining Margin

A	B	C	D	E	F	G
	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Refining Margin (USD/bl)	15.0	15.8	(5.1)%	16.8	14.6	15.6%

The decline in gross refining margin at Barrancabermeja in the fourth quarter of 2015 versus the fourth quarter of 2014 is due to the lower price of medium distillates, despite the greater yield of the latter. During the year ended December 31, 2015, there was a 15.6% increase with respect to the year ended December 31, 2014, mainly in response to: 1) a greater yield of medium distillates, 2) a better behavior of prices for LPG, Gasoline and Fuel Oil, and 3) implementation of operating initiatives to increase the value of LPG and residual streams.

31

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational Consolidation

Health, Safety and the Environment (HSE):

The following table summarizes our HSE record for the periods indicated:

Table 22: Health, Safety and the Environment (HSE)

A	B	C	D	E
HSE*	4Q 2015	4Q 2014	2015	2014
Accident Frequency Index (accidents per million labor hours)	0.60	0.75	0.49	0.92
Environmental Incidents (operational cause)	5	8	11	29

*Results are subject to revision due to the fact that some figures may be reclassified, depending on the final results of the respective investigations.

For the year ended December 31, 2015, Ecopetrol achieved the best industrial safety performance in its history, as measured by the Recordable Incident Frequency Rate and the Accident Frequency Index. Furthermore, the best performance in process safety was achieved, measured as the frequency of Level 1 incidents as per API-754 due to loss of primary containment.

Key milestones

•	Best HSE performance for Ecopetrol in its entire history, no fatalities that can be attributed to work accidents. These accomplishments place Ecopetrol within the average for the global industry.

•	More than 100 million hours without an incapacitating accident in Reficar.

•	Reduction of environmental incidents, from an average of 4,500 barrels spilled in the past five years to 207 barrels in 2015.

•	Economic benefits from US$27.8 million in projects to reduce emissions, tied to reductions in energy consumption and recovery of hydrocarbons, which were vented or burned.

•	Revenues of COP$8.6 billion pesos for exploitation and sale of residues, improvements in sludge management practices and recovery of its related hydrocarbons.

•	Reduction of 590,211 tons of greenhouse gases exceeding the goal set by 243%.

Science and Technology:

In the fourth quarter of 2015, six patents were granted to the Company in Colombia, each with duration of 20 years:

•	Hydrate inhibitor with product fluid separator: This is a system that prevents the formation of hydrates in the gas injection system in the well, by changes of temperature or high flow pressure.

•	Inflow nozzles on sedimentation device for separation processes: These make it possible to reduce the amount of crude dragged across the bottom of sedimentation devices in the deasphalting process, reducing turbulence due to inflows, and achieving high stream velocities to prevent accumulation of solids and facilitate separation of liquids.

32

•	Device for containment of piping system flow with conical double plug system: Double plug valve that makes it possible to block, detour and take in fluids through a sector of the piping system to facilitate cleaning, and thus avoid product leaks into the atmosphere. The system functions with any kind of fluid at any temperature range.

•	Modular and reusable eco-desander and eco-skimmer for oil production and processing facilities: Systems made of polymers with lifting points that facilitate its transport and reuse for the removal of grease and sand in crude production fields.

•	Process for biodiesel stabilization: Procedure for the processing of biodiesel through absorption of contaminants that leads to the formation of a precipitate known as haze, which affects the performance of biodiesel as a fuel.

•	Process for conversion of diesel fuels and/or distillate bottoms through integration of catalytic cracking and hydrocracking: Technology that enables increasing production of diesel through processing of diesels and bottom flows at the refinery.

With these patents, Ecopetrol had a total of 10 patents in the year ended December 31, 2015, and 69 active patents, and thus maintaining its status as the national Company that takes out the most patents in Colombia.

Awards:

•	Ecopetrol was one of the companies to win the MAKE award (Most Admired Knowledge Enterprise), Americas edition; out of 57 companies nominated, Ecopetrol was the only non-U.S. Company to be a winner.

•	In the year ended December 31, 2015 Ecopetrol was recognized once again at the national level with the award for innovation of the Colombian Association of Petroleum Engineers (ACIPET - Asociación Colombiana de Ingenieros de Petróleos), winning in the category for Technological Innovation with the work “Test for Improving the Mobility of Heavy Crude under Deposit Conditions Based on Nanotechnology: Castilla Field Pilot.”

•	The Company’s first Industrial Secret was created: GEOPANTRO – “Palynological and Biostratigraphic Database purged, standardized and interpreted from surface sections and Colombian Wells,” which makes Ecopetrol an attractive partner for Exploration and Production drawing on exclusive information.

b.	Corporate Social Responsibility

Social Investment:

During the year ended December 31, 2015, the Company invested COP$34,305 million in regional competitiveness programs, COP$17,424 million in education and cultural programs and COP$6,776 million for citizenship and democracy programs, amounting to a total investment of COP$58,505 million.

33

IV.	Presentation of Fourth Quarter and Full Year 2015 Results

Ecopetrol’s management will host two conference calls to review our results for the fourth quarter and the full year 2015:

Spanish	English
March 7, 2016	March 7, 2016
8:00 a.m. Bogota/New York/Toronto	10:00 a.m. Bogota/New York/Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please log on in advance to download the necessary software and check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated Colombian oil and gas company with stakes in operations in Colombia, Brazil, Peru and the United States (Gulf of Mexico).

Its subsidiaries include the following companies: Andean Chemicals Limited, Bioenergy S.A., Bionergy Zona Franca S.A.S., Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S., Ecopetrol America, Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy S.L.U., Ecopetrol Global Capital S.L.U., Equion Energía Limited, Hocol Petroleum Limited, Hocol S.A., Oleoducto de los Llanos Orientales S.A., Propilco S.A., Compounding and Masterbatching Industry Ltda - COMAI, Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. - OCENSA, Oleoducto de Colombia S.A. - ODC, Refinería de Cartagena S.A., Santiago Oil Company, Colombia Pipelines Limited, SENTO S.A.S. y PROYECTOS ODC N1 S.A.S.

Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. Ecopetrol is majority-owned by the Republic of Colombia (88.5%) and its shares are traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker symbol ECOPETROL, and on the New York Stock Exchange under the ticker symbol EC. Ecopetrol has three business segments: 1) exploration and production, 2) transport and logistics and 3) refining, petrochemicals and biofuels.

Forward-looking Statements

This release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the future of the company and its continuous access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and industry, among other factors. Therefore, they are subject to change without prior notice.

Contacts:

Director of Corporate Finance and Investor Relations

Maria Catalina Escobar

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

34

V.	Ecopetrol´s Group Exhibits

Table 1 – Local Purchases and Imports

A	B	C	D	E	F	G
Ecopetrol S.A. (consolidated)
1) Local Purchases (mboed)	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Crude*	157.9	182.4	(13.4)%	167.8	181.8	(7.7)%
Gas**	1.8	2.2	(22.0)%	1.8	2.3	(20.3)%
Refined Products	11.4	12.4	(7.4)%	5.8	5.6	4.1%
Diluent***	3.2	4.5	(27.6)%	2.2	6.1	(63.4)%
Total	174.3	201.5	(13.5)%	177.6	195.7	(9.2)%

2) Imports (mbded)	4Q 2015	4Q 2014	∆ (%)	2015	2014	∆ (%)
Crude	14.4	0.0		4.9	0.0
Refined Products	159.0	117.7	35.0%	137.0	108.1	26.7%
Diluent	75.8	60.1	26.2%	64.8	58.5	10.8%
Total	249.1	177.8	40.1%	206.7	166.6	24.0%

* Includes purchases of royalties and purchases from third parties.

** Does not include purchses of royalties due to a regulatory change.

*** Includes products used as diluent and diluent own production.

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Table 2 – Consolidated Income Statement

A	B	C	D	E	F
COP$ Million	4Q 2015	4Q 2014	3Q 2015	2015	2014
Revenue
Local Sales	5,856,800	5,425,497	5,653,055	21,631,347	23,978,035
Export Sales	5,662,549	7,826,747	6,152,011	26,024,306	38,215,780
Sale of Services	1,257,734	1,002,478	1,198,294	4,435,274	3,778,073
Total Revenue	12,777,083	14,254,722	13,003,360	52,090,927	65,971,888
Cost of Sales
Variable Costs
Imported products	3,628,582	3,288,933	3,623,729	12,935,878	13,264,700
Purchase of Hydrocarbons	1,455,504	2,236,290	1,386,076	6,373,111	10,945,230
Depreciation, Amortization and Depletion	1,397,583	1,436,993	1,278,208	5,166,455	5,114,053
Hydrocarbon Transportation Services	409,340	438,143	442,386	1,380,733	1,548,115
Inventories and other	265,828	443,894	(32,097)	1,512,888	1,868,870
Fixed Costs
Depreciation	401,845	307,361	353,098	1,433,263	1,144,437
Contracted Services	810,179	831,902	610,997	2,716,516	3,253,240
Maintenance	822,249	922,010	512,918	2,334,130	2,646,832
Labor Costs	376,847	265,978	390,787	1,542,701	1,369,654
Other	388,155	514,762	496,350	1,598,841	1,819,997
Total Cost of Sales	9,956,112	10,686,266	9,062,452	36,994,516	42,975,128
Gross Income	2,820,971	3,568,456	3,940,908	15,096,411	22,996,760
Operating Expenses	-	-	-	-	-
Operating Expenses	863,787	1,400,156	829,384	3,772,464	3,666,867
Exploration and Projects	991,404	1,040,810	256,774	1,584,249	2,576,294
Impairment	8,267,042	2,298,843	4,627	8,283,749	2,304,572
Operating Income/Loss	(7,301,262)	(1,171,353)	2,850,123	1,455,949	14,449,027
Financial results, net*	(965,067)	(2,468,334)	(692,984)	(3,967,349)	(3,510,669)
Share of profit of associates	24,462	(21,072)	(36,703)	35,121	179,299
Income before income tax	(8,241,867)	(3,660,759)	2,120,436	(2,476,279)	11,117,657
Income Tax	2,220,988	1,300,711	(1,233,879)	(606,567)	(4,769,101)
Net Income Consolidated	(6,020,879)	(2,360,048)	886,557	(3,082,846)	6,348,556
Non-controlling interests	(287,552)	(130,463)	(232,440)	(904,880)	(623,056)
Equity holders of Ecopetrol**	(6,308,431)	(2,490,511)	654,117	(3,987,726)	5,725,500

Other comprenhensive income attributable to shareholders of Ecopetrol **	1,455,715	3,411,651	2,203,033	4,791,487	4,332,413

EBITDA	3,083,489	3,267,794	4,698,423	18,086,514	24,509,450
EBITDA MARGIN	24.1%	22.9%	36.1%	34.7%	37.2%

* Includes exchange difference.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive income results attributable to non-controlling interests (minority interest) and results attributable to shareholders of the controlling company.

36

Table 3 – Consolidated Balance Sheet

A	B	C
COP$ Million	December 31, 2015	December 31, 2014

Assets
Current Assets
Cash and cash equivalents	6,550,450	7,618,178
Trade and other receivables	3,427,412	4,287,553
Inventories	3,057,958	2,929,921
Current tax assets	4,501,734	2,019,066
Financial assets held for sale	913,488	1,581,466
Other assets	1,419,551	2,203,093

Non-current assets held for sale	242,745	1,362

Total Current Assets	20,113,338	20,640,639

Non Current Assets
Investments in associates and joint ventures	1,931,934	2,476,764
Trade and other receivables	584,571	435,404
Property, plant and equipment	65,030,814	55,665,007
Natural and environmental resources	24,043,297	24,120,664
Intangibles	388,051	245,152
Deferred tax assets	7,961,968	4,092,443
Other non-current assets	2,941,977	3,161,772
Total Non Current Assets	102,882,612	90,197,206

Total Assets	122,995,950	110,837,845

Liabilities
Current Liabilities
Loans and borrowings	4,573,620	3,517,522
Trade and other payables	7,757,277	8,798,965
Labor and pension plan obligations	1,392,266	1,379,706
Current tax liabilities	2,803,559	1,896,938
Accrued liabilities and provisions	653,497	842,957
Derivates	101,319	140,055
Other liabilities	144,441	267,587

Liabilities related to Non-current assets held for sale	17,628	-

Total Current Liabilities	17,443,607	16,843,730

Long Term Liabilities
Loans and borrowings	48,649,718	31,524,106
Trade and other payables	6	30,439
Labor and pension plan obligations	2,459,849	4,419,987
Deferred tax liabilities	3,303,004	3,083,698
Accrued liabilities and provisions	5,423,850	4,995,114
Other long-term liabilities	484,148	408,103
Total non-current liabilities	60,320,575	44,461,447

Total liabilities	77,764,182	61,305,177

Equity
Equity attributable to owners of the Company	43,356,713	48,021,386
Non-controlling interests	1,875,055	1,511,282
Total Equity	45,231,768	49,532,668

Total Liabilities and Shareholders' Equity	122,995,950	110,837,845

37

Table 4 – Comprehensive income – Ecopetrol Consolidated

A	B	C	D	E	F
COP$ Million	4Q 2015	4Q 2014	3Q 2015	2015	2014
Net income (loss) consolidated	(6,020,877)	(2,360,048)	886,557	(3,082,846)	6,348,556
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	14,141	2,899,498	4,710,130	6,120,689	3,663,083
Net fair value gain (Loss) on available-for-sale financial assets	7,989	19,675	10,540	(126,316)	76,435
Cash flow hedges for future exports	(119,098)	0	(2,313,006)	(2,432,104)	0
Cash flow hedges - derivative financial instruments	(5,659)	0	(51,596)	(60,083)	0
Remeasurement of defined benefit obligation	1,514,493	608,146	(63,462)	1,404,602	743,793
Others	58,643	0	0	58,643	0
Total other comprehensive income	1,470,509	3,527,319	2,292,606	4,965,431	4,483,311
Total Comprehensive income	(4,550,368)	1,167,271	3,179,163	1,882,585	10,831,867
Attributable to:
Shareholders	(4,891,412)	921,142	2,858,536	803,761	10,057,913
Non-controlling interests	341,044	246,129	320,627	1,078,824	773,954
	(4,550,368)	1,167,271	3,179,163	1,882,585	10,831,867

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Table 5 – Consolidated Cash Flow Statement

(Expressed in million of COP$)
A	B	C	D	E	F
	4Q 2015	4Q 2014	3Q 2015	2015	2014
Cash flow provided by operating activities:
Net income Equity holders of Ecopetrol	(6,308,429)	(2,490,511)	654,117	(3,987,726)	5,725,500
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	287,552	130,463	232,440	904,880	623,056
Income tax	(2,220,988)	(1,300,711)	1,233,879	606,567	4,769,101
Depreciation, depletion and amortization	1,848,915	1,791,469	1,673,281	6,770,358	6,417,207
Foreign exchange loss	198,266	1,888,436	46,560	1,870,859	2,270,193
Finance costs recognised in profit or loss	792,377	461,975	736,826	2,396,445	1,405,331
Gain on disponsal of non-current assets	47,974	86,581	(7,534)	59,932	231,899
Impairment of assets	8,372,674	2,392,424	11,690	8,275,049	2,381,413
Fair value loss (gain) on financial assets valuation	(41,775)	157,353	(65,447)	(109,673)	135,427
Share or profit os associates	(24,462)	21,072	36,703	(35,121)	(179,299)
Gain on sale of non-current assets held for sale	-	-	(72,339)	(72,339)	-
Realized foreign exchange cash flow hedges	81,595	-	167,103	248,698	-
Net changes in operating assets and liabilities	(460,627)	153,468	(640,691)	(3,368,426)	(2,387,678)
Income tax paid	(12,501)	-	(60,439)	(3,148,028)	(4,819,169)
Cash provided by operating activities	2,560,571	3,292,019	3,946,149	10,411,475	16,572,981

Cash flows from investing activities:
Investment in property, plant and equipment	(3,103,602)	(3,415,613)	(1,960,210)	(8,548,933)	(8,923,568)
Investment in natural and environmental resources	(865,543)	(930,213)	(2,020,399)	(5,590,321)	(5,038,296)
Payments for intangibles	(35,574)	(16,296)	(39,424)	(112,255)	(112,018)
Proceeds from sales of non.current assets held for sale			633,406	633,406
(Purchases) sales of other financial assets	2,146,660	2,294,510	1,864,305	1,189,490	1,313,837
Interest received	(2,592)	13,915	114,740	293,507	286,527
Dividends received	302,850	607,464	10,174	423,856	720,217
Proceeds from sales of property, plant and equipment	107,770	207,480	33,057	166,211	184,424
Net cash used in investing activities	(1,450,031)	(1,238,753)	(1,364,351)	(11,545,039)	(11,568,877)

Cash flows from financing activities:
Financial obligations	1,093,446	(754,906)	(2,309,542)	6,082,341	6,401,714
Interest paid	(665,007)	(281,525)	(611,431)	(1,981,127)	(1,231,392)
Capitalizations	-	(4)	-	3	41
Dividends paid	(4,280,967)	(5,182,875)	(384,912)	(5,493,400)	(12,516,566)
Net cash (used in) provided by financing activities	(3,852,528)	(6,219,310)	(3,305,885)	(1,392,183)	(7,346,203)

Exchange difference in cash and cash equivalents	(23,563)	1,104,254	745,435	1,458,019	1,155,187

Net increase (decrease) in cash and cash equivalents	(2,765,551)	(3,061,790)	21,348	(1,067,728)	(1,186,912)
Cash and cash equivalents at the beginning of the year	9,316,001	10,679,968	9,294,653	7,618,178	8,805,090
Cash and cash equivalents at the end of the year	6,550,450	7,618,178	9,316,001	6,550,450	7,618,178

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Table 6 – Reconciliation of EBITDA, Ecopetrol Consolidated

A	B	C	D	E	F
COP$ Millions	4Q 2015	4Q 2014	3Q 2015	2015	2014
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	(6,308,429)	(2,490,511)	654,117	(3,987,726)	5,725,500
+ Depreciation, depletion and amortization	1,848,915	1,791,469	1,673,281	6,770,358	6,417,207
+/- Impairment of non-current assets	8,267,044	2,298,841	4,625	8,283,750	2,304,572
+/- Finance results, net	965,067	2,468,334	692,984	3,967,349	3,510,669
+ Income tax	(2,220,988)	(1,300,711)	1,233,879	606,567	4,769,101
+ Other taxes	244,328	369,910	207,097	1,541,336	1,159,346
- Non-controlling interest	287,552	130,463	232,440	904,880	623,056
CONSOLIDATED EBITDA	3,083,489	3,267,795	4,698,423	18,086,514	24,509,451

Total Revenue	12,777,083	14,254,721	13,003,360	52,090,927	65,971,888
Ebitda Margin	24.1%	22.9%	36.1%	34.7%	37.2%

40

VI.	Exhibits of Subsidiary Results and Shareholder Interest

Exploration and Production

1.	Hocol

Table 7 – Income Statement

A	B	C	D	E
COP$ Billion	4Q 2015	4Q 2014	2015	2014
Local Sales	71	-	260	1
Export Sales	184	234	726	1,413
Sale of services	58	126	213	396
Total Sales	313	360	1,199	1,810
Variable Costs	155	104	607	457
Fixed Costs	101	199	391	696
Cost of Sales	256	303	998	1,153
Gross Profits	57	57	201	657
Operating Expenses	260	165	361	316
Operating Income/Loss	(203)	(108)	(160)	341
Financial Income/Loss	(87)	(75)	(63)	(70)
Profit/(Loss) before taxes	(290)	(183)	(223)	271
Provision for Income Tax	16	187	(11)	(132)
Net Income	(274)	4	(234)	139

EBITDA	41	8	467	766
EBITDA Margin	13.1%	2.2%	38.9%	42.3%

Table 8 – Balance Sheet

A	B	C
(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	1,371	1,240
Non Current Assets	2,195	2,197
Total Assets	3,566	3,437
Current Liabilities	931	1,110
Long Term Liabilities	174	207
Total Liabilities	1,105	1,317
Equity	2,461	2,120
Total Liabilities and Shareholders' Equity	3,566	3,437

41

2.	Savia Peru

Table 9 – Income Statement

A	B	C	D	E
US$ million	4Q 2015	4Q 2014	2015	2014
Local Sales	30.3	65.1	161	355
Total Sales	30.3	65.1	161.4	355.0
Variable Costs	8.1	37.3	80.8	111.3
Fixed Costs	28.2	28.6	87.7	108.5
Cost of Sales	36.3	65.9	168.5	219.8
Gross Profits	(6.0)	(0.8)	(7.1)	135.2
Operating Expenses	(68.5)	(45.4)	(104.2)	(117.7)
Operating Income/Loss	(74.5)	(46.2)	(111.3)	17.5
Financial Income/Loss	(0.5)	(1.8)	(2.7)	(1.5)
Profit/(Loss) before taxes	(75.0)	(48.0)	(114.0)	16.0
Provision for Income Tax	22.2	19.4	31.3	(9.0)
Net Income	(52.8)	(28.6)	(82.7)	7.0

EBITDA	(10.9)	(8.9)	27.7	132.4
EBITDA Margin	-36.0%	-13.7%	17.2%	37.3%

Table 10 – Balance Sheet

A	B	C
(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	98.6	146.7
Non Current Assets	663.6	791.4
Total Assets	762.2	938.1
Current Liabilities	151.6	213.9
Long Term Liabilities	130.2	159.1
Total Liabilities	281.8	373.0
Equity	480.4	565.1
Total Liabilities and Shareholders' Equity	762.2	938.1

42

3.	Equion

Table 11 – Income Statement

A	B	C	D	E
COP$ Billion	4Q 2015	4Q 2014	2015	2014
Local Sales	74	68	354	291
Export Sales	222	194	865	971
Total Sales	296	262	1,219	1,262
Variable Costs	217	112	763	401
Fixed Costs	56	67	196	203
Cost of Sales	273	179	959	604
Gross Profits	23	83	260	658
Operating Expenses	(57)	(25)	(74)	(17)
Operating Income/Loss	(34)	58	186	641
Financial Income/Loss	2	16	38	35
Profit/(Loss) before taxes	(32)	74	224	676
Provision for Income Tax	192	(101)	(49)	(393)
Net Income	160	(27)	175	283

EBITDA	196	175	891	980
EBITDA Margin	66%	67%	73%	78%

Table 12 – Balance Sheet

A	B	C
(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	854	1,053
Non Current Assets	2,261	2,029
Total Assets	3,115	3,082
Current Liabilities	549	816
Long Term Liabilities	110	92
Total Liabilities	659	908
Equity	2,456	2,174
Total Liabilities and Shareholders' Equity	3,115	3,082

43

Refining and Petrochemical

1.	Essentia (Propilco)

Table 13 – Sales Volumes

A	B	C	D	E
Sales volumes (tons)	4Q 2015	4Q 2014	2015	2014
Polypropylene	113,341	90,320	433,845	387,106
Masterbatch	3,635	2,996	13,706	11,702
Polyethylene	6,335	8,438	32,485	28,479
Total	123,311	101,754	480,036	427,287

Table 14 – Income Statement

A	B	C	D	E
COP$ Billion	4Q 2015	4Q 2014	2015	2014
Local Sales	186	176	713	657
Export Sales	278	246	1,106	982
Total Sales	464	422	1,819	1,639
Variable Costs	331	353	1,383	1,392
Fixed Costs	16	13	81	74
Cost of Sales	347	366	1,464	1,466
Gross Profits	117	56	355	173
Operating Expenses	51	42	164	130
Operating Income/Loss	66	14	191	43
Financial Income/Loss	(7)	(17)	2	1
Profit/(Loss) before taxes	59	(3)	193	44
Provision for Income Tax	(55)	(15)	(94)	(15)
Net Income	4	(18)	99	29

EBITDA	74	22	224	73
EBITDA Margin	15.9%	5.2%	12.3%	4.5%

Table 15 – Balance Sheet

A	B	C
(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	794	891
Non Current Assets	980	789
Total Assets	1,774	1,680
Current Liabilities	386	597
Long Term Liabilities	94	121
Total Liabilities	480	718
Equity	1,294	962
Total Liabilities and Shareholders' Equity	1,774	1,680

44

2.	Reficar

Table 16 – Sales Volume

A	B	C	D	E
Sales (mbd)	4Q 2015	4Q 2014	2015	2014
Local	45.0	38.5	41.1	36.2
International	27.7	0.2	7.0	10.1
Total	72.7	38.7	48.0	46.3

Table 17 – Income Statement

A	B	C	D	E
COP$ Billion	4Q 2015	4Q 2014	2015	2014
Local Sales	798	788	2,945	3,137
Export Sales	312	2	312	775
Total Sales	1,110	790	3,257	3,912
Variable Costs	1,027	675	3,019	3,569
Fixed Costs	64	60	198	221
Cost of Sales	1,091	735	3,217	3,790
Gross Profits	19	55	40	122
Operating Expenses	3,531	1,650	4,110	2,023
Operating Income/Loss	(3,512)	(1,595)	(4,070)	(1,901)
Financial Income/Loss	(70)	75	(74)	76
Profit/(Loss) before taxes	(3,582)	(1,520)	(4,144)	(1,825)
Provision for Income Tax	955	550	987	512
Net Income	(2,627)	(970)	(3,157)	(1,313)

EBITDA	(218)	(183)	(578)	(338)
EBITDA Margin	-19.6%	-23.2%	-17.7%	-8.6%

Table 18 – Balance Sheet

A	B	C

(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	1,284	1,272
Non Current Assets	25,398	18,382
Total Assets	26,682	19,654
Current Liabilities	1,940	1,427
Long Term Liabilities	15,562	12,476
Total Liabilities	17,502	13,903
Equity	9,180	5,751
Total Liabilities and Shareholders' Equity	26,682	19,654

45

Transportation

1.	Cenit

Table 19 – Income Statement

A	B	C	D	E
COP$ Billion	4Q 2015	4Q 2014	2015	2014
Local Sales	3	5	12	20
Sale of services	1,047	823	3,835	3,036
Total Sales	1,050	828	3,847	3,056
Variable Costs	40	28	143	136
Fixed Costs	693	800	2,087	2,225
Cost of Sales	733	828	2,230	2,361
Gross Profits	317	-	1,617	695
Operating Expenses	140	171	350	300
Operating Income/Loss	177	(171)	1,267	395
Financial Income/Loss	505	500	2,173	1,524
Profit/(Loss) before taxes	682	329	3,440	1,919
Provision for Income Tax	(129)	(51)	(734)	(241)
Net Income	553	278	2,706	1,678

EBITDA	364	(68)	1,872	749
EBITDA Margin	34.7%	-8.2%	48.7%	24.5%

Table 20 – Balance Sheet

A	B	C
(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	1,392	2,649
Non Current Assets	16,205	15,541
Total Assets	17,597	18,190
Current Liabilities	1,516	1,110
Long Term Liabilities	814	1,240
Total Liabilities	2,330	2,350
Equity	15,267	15,840
Total Liabilities and Shareholders' Equity	17,597	18,190

46

Biofuels

1.	Ecodiesel

Table 21 – Sales Volume

A	B	C	D	E
Sales volume (mboed)	4Q 2014	4Q 2013	2015	2014
Biodiesel	2.4	2.0	2.4	2.2
Glycerin	0.2	0.2	0.2	0.2
Total	2.6	2.2	2.6	2.4

Table 22 – Income Statement

A	B	C	D	E
COP$ Billion	4Q 2015	4Q 2014	2015	2014
Local Sales	101.88	71.25	380.37	302.39
Total Sales	101.88	71.25	380.37	302.39
Variable Costs	89.38	62.41	329.51	263.24
Cost of Sales	89.38	62.41	329.51	263.24
Gross Profits	12.50	8.84	50.86	39.15
Operating Expenses	2.63	2.97	12.45	10.77
Operating Income/Loss	9.87	5.87	38.41	28.38
Financial Income/Loss	(2.82)	(3.85)	(5.15)	(5.74)
Profit/(Loss) before taxes	7.05	2.02	33.26	22.64
Provision for Income Tax	(1.91)	(0.18)	(6.20)	(3.74)
Net Income	5.14	1.84	27.06	18.90

EBITDA	11.74	7.47	44.97	34.59
EBITDA Margin	11.5%	10.5%	11.8%	11.4%

Table 23 – Balance Sheet

A	B	C
(COP$ Billion)	December 31, 2015	December 31, 2014
Current Assets	73.25	62.19
Non Current Assets	68.66	74.18
Total Assets	141.91	136.37
Current Liabilities	57.09	44.79
Long Term Liabilities	10.50	31.79
Total Liabilities	67.59	76.58
Equity	74.32	59.79
Total Liabilities and Shareholders' Equity	141.91	136.37

47

VII.	Corporate Group´s Financial Indebtedness

Table 24 – Long Term Indebtedness by Entity*

Entity	Denominated in U.S. Dollars	Denominated in Colombian Pesos	Total
Ecopetrol	10,926	1,156	12,082
Reficar	3,065	0	3,065
Bicentario	0	554	554
ODL	0	225	225
Bioenergy	0	155	155
Ocensa	500	0	500
Propilco	9	0	9
Total	14,500	2,091	16,591

* Nominal value of debt as of december 31, de 2015, excluding accrued interests.

** Figures expressed in thousands of U.S dollars convertes using the Representative Market Exchange rate as of december 31, 2015.

48